Exhibit 99.2



Kingsoft Cloud Holdings Limited
金 山 云 控 股 有 限 公 司
(Incorporated in the Cayman Islands with limited liability)
Stock Code: NASDAQ: KC; HKEX: 3896

2025

ENVIRONMENTAL, SOCIAL, AND GOVERNANCE REPORT

Contents



01 Corporate Governance

02 Labor Cultivating

03 Operational Excellence

04 Unified Eco-Creation

05 Digital Innovation

About the Report

The report is released by Kingsoft Cloud Holdings Limited (hereinafter referred to as "Kingsoft Cloud", the "Company", or "We"), aiming to present, on an objective and fair basis, the environmental, social and governance (hereinafter referred to as "ESG") performance and practices of the Kingsoft Cloud, Kingsoft Cloud's subsidiaries, variable interest entities and subsidiaries of variable interest entities in 2025. It is recommended that the section on corporate governance be read in conjunction with the Corporate Governance Report in the 2025 Annual Report.

 Basis of Preparation

The report is prepared in accordance with the Environmental, Social and Governance Reporting Code (hereinafter referred to as the "ESG Reporting Code") set out in Appendix C2 to the Main Board Listing Rules on the Stock Exchange of Hong Kong Limited (hereinafter referred to as the "HKEX"), and with reference to ESG Reporting Guideline 2.0 of the National Association of Securities Dealers Automated Quotations (NASDAQ), the Global Reporting Initiative Standards(GRI Standards), and the United Nations Sustainable Development Goals (UN SDGs), the Sustainability Accounting Standards - Software & IT Services issued by Sustainability Accounting Standards Board (SASB), to systematically and objectively reflect Kingsoft Cloud's ESG management measures and performance and address issues of interest and concerns of various stakeholders.

 Reporting Principles

In preparing this ESG report, the principles of "Materiality", "Quantitative", "Balance", and "Consistency" are applied to define the content of the report and how the information is presented:

» **Materiality**: During the preparation of this report, the Company has identified the main stakeholders and key ESG issues of their concern and made disclosures according to the relative materiality of these issues. For more information on materiality assessment, please refer to the sections "Stakeholder Communication" and "Materiality Analysis" below.

» **Quantitative**: This report presents key environmental and social performance indicators ("KPIs") with quantitative data. For the measurement standards, methods, assumptions and/or calculation tools, and the source of conversion factors used for the KPIs, additional information has been provided in appropriate places.

» **Balance**: This report objectively discloses both positive and negative information, ensuring that the content reflects our sustainable development performance within the given time frame without bias.

» **Consistency**: The data are disclosed in this report using the same statistical method adopted in previous years, with clarifications on individual changes duly provided, to ensure compliance with the consistency principle.

 Reporting Scope

This report covers the period from 1 January to 31 December 2025 (hereinafter referred to as "the reporting period", "this year" or "2025"). Some discloses may, however, include certain information beyond this period to improve the comparability and completeness of this report. The sources of information and data used in this report include public data from governmental departments, statistical data collected in the course of Kingsoft Cloud's operations, and internal documents and statistical reports.

 Access to the Report

This report can be accessed and downloaded on our Investor Relations website (https://ir.ksyun.com/esg) or the HKEX website (www.hkex.com. hk). We welcome comments or suggestions related to the ESG management of Kingsoft Cloud, and please contact us at ksc-ir@kingsoft.com for any questions or comments. The report is available in Chinese and English versions. Should there be any discrepancy between the Chinese and English versions, the Chinese version shall prevail.


Kingsoft Cloud

About the Report   Chairman's Message   About Kingsoft Cloud   Corporate Governance   Labor Cultivating   Operational Excellence   Unified Eco-Creation   Digital Innovation   Appendix   02

Chairman's Message

2025 has witnessed the accelerate evolution of the global technology landscape and the artificial intelligence (AI) waves that are reshaping the world at an unprecedented speed. With progress from breakthroughs one after the other in large model capabilities to the rapid deployment of multimodal AI and intelligent agents, AI is becoming one critical component of the digital infrastructure underpinning future economic development. As a cloud service provider with over 30 years of enterprise service experience, Kingsoft Cloud will stay dedicated to its long-term commitments, focus on delivering the strategy of "High-Quality Sustainable Development", and leverage its solid technological foundation and its open and innovative approach to drive synergies between technological innovations and industrial development.

We redefine governance structure through transformative change, and make sustainability and integrity the principles underpinning the Company efforts to maintain steady and sustainable development. We continue to build a comprehensive business ethics governance system and step up our business ethics management, as part of our commitment to create and maintain a fair, just, honest, trustworthy, and transparent business ecosystem. In 2025, we formally released the Company's sustainable development strategy to guide our sustainable development practices by focusing on five pillars, namely "Corporate Governance, Labor Cultivating, Operational Excellence, Unified Eco-Creation, and Digital Innovation".

We revitalize our people through self-reinventing, and convert personal growth and people care into the driving force to propel our teams to go above and beyond. In recognition of our people as our most valuable assets, we continue to outperform ourselves in improving employee benefits and care, communication channels and career path, to enhance employee satisfaction and well-being. In 2025, keeping pace with the waves of AI development, we offered our people more AI upskill training programs. As part of our increased efforts in cultivating sci-tech talent, including the successful third Kingsoft Cloud Star Campus and the vigorous development of the Wuhan R&D Center, Kingsoft Cloud continues to build its pool of high-level and well-rounded technological talent to support its cloud computing development and AI transformation.

We upgrade our operational efficiency through outperforming ourselves, and solidify the foundation of our business development with quality services and mutually beneficial partnerships. In 2025, we established a new Quality Committee to coordinate quality strategy implementation across all business lines, and elevate our quality management standards to new heights. Leveraging AI technologies, we further upgraded our service capabilities to systematically improve customer satisfaction and service experience. We also continued to optimize our supplier lifecycle management mechanisms and implement responsible procurement practices to build a sustainable supply chain with our business partners.

We expand the boundaries of our ecosystem by breaking through the confines, and make sustainability a reality of sharing and eco-friendliness through our environmental protection actions and community commitments. Internally, we take on the many climate challenges by improving the eco-friendliness of our data centers, aggressively developing green computing capabilities and deploying green technologies and equipment in the most sustainable manner. We have conducted GHG inventories for three consecutive years and solemnly commit to achieving carbon neutrality at the operational level by 2050. Externally, we actively utilize our technological strengths to support the digital and intelligent transformation of healthcare and public services, and continue to invest resources in promoting educational availability and affordability, improving the wellbeing of under-privileged groups, and supporting rural revitalization, among other areas, as part of our tangible actions to deliver our corporate social responsibilities.

We drive iterative technological upgrades through fostering changes, and unlock infinite possibilities for future development on the strength of technological innovation and data security. We have officially launched Kingsoft Cloud Starflow Platform, an all-in-one and end-to-end AI training and inference platform, to comprehensively enhance our service capabilities in two core areas of competition in the future: AI inference and embodied intelligence. While applying ourselves to tackle cutting-edge technological problems, we embed data security and customer privacy protection in the entire product development process, to ensure that all of our products serve customers safely, efficiently, and intelligently. At the same time, by stepping up efforts in our intellectual property protection, we are well-positioned to unleash the boundless potential of technological innovations.

We follow the examples of those enlightened ones who adapt to changing times and tailor their actions to the evolving circumstances. At the critical juncture of technological transformation, Kingsoft Cloud will stay committed to furthering its strategy of high-quality sustainable development, increasing investment in core technology R&D, accelerating the deepened applications of AI in business scenarios, and actively embracing the vast opportunities offered by the new era, to continuingly deliver value to our customers, shareholders, employees, and the society, and work with all stakeholders to create a new and favorable environment to facilitate sustainable and intelligent development.

Zou Tao

April 23, 2026

Kingsoft Cloud

About the Report | Chairman's Message | **About Kingsoft Cloud** | Corporate Governance | Labor Cultivating | Operational Excellence | Unified Eco-Creation | Digital Innovation | Appendix | 03

About Kingsoft Cloud

Company Overview

Founded in 2012, Kingsoft Cloud Holdings Limited is a leading independent cloud service provider in China, with a business presence spanning across major countries and regions around the world. The Company was listed on NASDAQ in the United States in May 2020, and completed its dual primary listing by way of introduction on the Main Board of the Hong Kong Stock Exchange in December 2022.

Kingsoft Cloud adheres to the principle of "building success based on technology and innovation". Leveraging Kingsoft Group's 37 years of experience in enterprise-grade services, we have gradually built a complete cloud computing infrastructure and operation system. By integrating advanced technologies such as artificial intelligence, big data and edge computing, we continue to steadily expand our footprints and deepen our engagement across various industries, including tailoring over 150 solutions to the internet, public service, digital healthcare and finance sectors, among others, and delivering high-quality cloud services to nearly 500 premium customers.

Drawing on our extensive infrastructure, we provide a full suite of cloud products, and our modularized cloud products, including unified IaaS infrastructure, PaaS layer, SaaS applications and AI solutions that cater to the business needs of various clients. Our cloud product offerings primarily consist of elastic computing, cloud storage, cloud networking, cloud databases, big data, as well as the Starflow Platform which integrates training, inference, model services and Agent services, and the Kingsoft Cloud Galaxy Stack, an enterprise-level private cloud platform. We have designed various industry-specific solutions that can unleash the full potential of our infrastructure resources and add value to our customers.



As a pioneer, leveraging our profound industry insights, we have strategically expanded our footprints into selected industry verticals and through unflagging efforts and relentless execution of our strategy, established ourselves as a market leader. As we continue to serve the leading customers in the industry verticals, our products and solutions continue to go through iterations and adaptions in response to the customer feedback. By partnering with the leaders in the vertical industry, we have accumulated proprietary industry know-how and developed deep insights into each selected sector, which enable us to stay at the forefront of industry-specific cloud solutions.

For more than a decade, Kingsoft Cloud has stayed committed to working with business partners in building an end-to-end cloud service ecosystem through joint innovation, joint expansion, and sharing of business opportunities, to build a vibrant internet community that enables sustainable and mutually beneficial flourishing of all stakeholders. In the future, Kingsoft Cloud will continue to consolidate its market position in strategically selected industry verticals, invest in infrastructure and technologies, and strengthen cooperation with its business partners to create value to all through cloud computing.

 Kingsoft Cloud

About the Report   Chairman's Message   **About Kingsoft Cloud**   Corporate Governance   Labor Cultivating   Operational Excellence   Unified Eco-Creation   Digital Innovation   Appendix   04

Awards, Honors & Achievements

Kingsoft Cloud

January 2025

Inclusion in the "Top 100 High-Tech Enterprises" list under the 2024 Innovation Credit Score System of Torch High Technology Industry Development Center (Torch Center) of the Ministry of Industry and Information Technology

April 2025

Inclusion of Kingsoft Cloud's KDX Platform in the first selection for the benchmark case in the "Open-Source Large Model+" initiative by the China Academy of Information and Communications Technology ("CAICT")

June 2025

Inclusion in the "25th China Excellence Patent Award" list issued by the National Intellectual Property Administration of China ("CNIPA")

July 2025

» Named among the first batch of enterprises certified under the "Trusted AI Cloud Data Security Capability Assessment" of the China Communications Standards Association

» Awarded the "the Trusted Cloud 2024-2025 Typical Technical Practice Award for Intelligent Computing Cloud and Intelligent Computing Cluster Services Category - Intelligent Computing Cloud Platform" of the CAICT

» Awarded the "the Trusted Cloud 2024-2025 Typical Technical Practice Award for Cloud Native category - Cloud Native AI Technology" of the CAICT

» Ranked sixth in the China's Public Service Cloud Operations Services Market as per the IDC report "China's Public Service Cloud Market Share, 2024: Cloud Operations Services"

» Awarded the "Guru Club · Jin Ge Award - ESG Excellence PR Team" by Guru Club, a global investment research platform

August 2025

Kingsoft Cloud Galaxy Stack, Winner of the *Information Technology Product Compatibility Certificate* certified by the National Center for Testing and Inspection of Network and Information System Security Products

September 2025

Won the "Silver Award of 2025 Global Digital Trade Innovation Competition – Robot Track" from the Global Digital Trade Expo

Kingsoft Cloud

About the Report   Chairman's Message   **About Kingsoft Cloud**   Corporate Governance   Labor Cultivating   Operational Excellence   Unified Eco-Creation   Digital Innovation   Appendix   05

September 2025

» The "2025 Global Digital Trade Innovation Competition - Innovative Value Enterprise (Team)" Award from the Global Digital Trade Expo

» Included in the "2025 Top 500 Private Enterprises in Invention Patents" hosted by the All-China Federation of Industry and Commerce

» Included in the "2025 Top 500 Private Enterprises in R&D Investment" hosted by the All-China Federation of Industry and Commerce

» Won "Digital Transformation Outstanding Award" in Beisen's 3rd HRIS Go in 2025

October 2025

» Included in the "2025 Top 100 Enterprises for High-Quality Development of China's Information Technology Application Innovation Software" hosted by the China Software Industry Association

» Included in the "2025 Top 100 Private Enterprises in Beijing" hosted by the Beijing Federation of Industry and Commerce

December 2025

» Won the " GuruClub Outstanding Companies List 2025"

» Kingsoft Cloud Web Application Firewall passed the "AI Cloud Web Application Firewall Capability Assessment" under the Trusted Security framework of the CAICT

» Winner of the "2025 Employer of Choice" at the Maimai 2025 MAX Annual Workplace Power Ceremony

» Winner of the 2025 "Employer of the Year" hosted by Zhixiao Technology via its Offer Show platform

Kingsoft Cloud

About the Report　　Chairman's Message　　**About Kingsoft Cloud**　　Corporate Governance　　Labor Cultivating　　Operational Excellence　　Unified Eco-Creation　　Digital Innovation　　Appendix　　06

ESG Performance Highlights in 2025

Corporate Governance

➤ We newly launched the "CLOUD", our sustainable development strategy, underpinned by five ESG strategic pillars: "Corporate Governance", "Labor Cultivating", "Operational Excellence", "Unified Eco-Creation", and "Digital Innovation".



Labor Cultivating

➤ As at 31 December 2025, the female members accounted for **13%** of the executive management of the Company, while the female staff members accounted for **31%** of the total workforce

➤ Continued efforts have been made to promote the Chuanyun Project, Lingyun Project and Yunyi Project to improve the competence of campus recruits and the talent pipeline development of the Company.



Operational Excellence

➤ Of the **64,940** customer service interactions, we achieved a response rate of **98.99%** within 90 seconds, a resolution rate of **95.89%** within 30 minutes, and a customer satisfaction of **97.65%**.

➤ We developed and launched several AI tools, including the Intelligent Service Middle Platform, AIonCall Process Manager, and Yunqiao GPU Agent.

➤ **100%** suppliers were compliant with the Company's supplier-related management rules.

➤ ESG-related agendas have been explicitly incorporated into the Company's procurement management system, and we prioritize cooperation with suppliers that demonstrate excellent ESG practices.

Unified Eco-Creation

➤ The annual average PUE[1] of Beijing Yizhuang Data Center was **1.359**, and its annual average WUE[2] was **1.93**.

➤ The annual average PUE of Tianjin Yixianyuan Data Center was **1.257**, and its annual average WUE was **1.97**.

➤ We have implemented eco-friendly flight and vehicle management initiatives, with our eco-friendly flights adoption rate significantly outperforming the industry average[3].

➤ We launched an integrated data platform and a new generation of intelligent electronic medical records, assisted Yichang Central People's Hospital in completing over **400** real-time data collection tasks and cumulatively built more than **900** data analysis models. The electronic medical record system serves a daily average of over **8,000** patients.

➤ We collaborated with Southern Medical University Zhujiang Hospital to build an integrated data lakehouse platform, establishing a two-way closed-loop mechanism of "Data for AI" and "AI for Data", thereby breaking down data barriers between clinical practice, scientific research, and management

➤ We partnered with Kingsoft Office to release the Kingsoft Public Service AI Integrated Machine, constructing a dual-integration model of "exclusive computing power + privatized AI" to achieve one-stop intelligent empowerment for public service office operations and drive innovative transformation.

➤ We donated RMB **200,000** to the Red Cross Society of the Oroqen Autonomous Banner in Inner Mongolia Autonomous Region to support local public welfare initiatives, help consolidate and further promote poverty alleviation efforts, and aid rural revitalization.

➤ We donated materials and provided scholarships and grants amounting to RMB **100,000** to Ping'an Primary School in Ping'an District, Haidong City, Qinghai Province, to the benefit of **1,583** students.

Digital Innovation

➤ A Security and Privacy Committee has been established to take overall responsibility for the Company's data security and privacy protection efforts under the oversight and guidance of the Board of Directors.

➤ The Kingsoft Cloud Starflow Platform has been set up as our platform for one-stop end-to-end AI training and inference.

➤ As part of our continued efforts to promote the Beijing-Wuhan Dual R&D Center strategy for Kingsoft Cloud, we accelerate the development of the Wuhan R&D team.

➤ As at the end of 2025, we had secured a cumulative total of **1,512** granted patents worldwide, including **1,376** invention patents, **135** design patents, and **1** utility model patent.

➤ We had completed a cumulative total of **907** instances of registration for computer software copyrights.

[1] PUE: Power Usage Effectiveness.
[2] WUE: Water Usage Effectiveness.
[3] Based on data from the Ctrip Business Travel Platform.



01 Corporate Governance

Kingsoft Cloud strictly complies with laws, regulations, and the code of business ethics, and continuously refine its governance and risk control compliance systems. The Company has formulated the "CLOUD" sustainable development strategy and actively responds to the expectations of stakeholders. Adhering to the laws and regulations of the jurisdictions where it operates, the Company upholds its commitment to integrity and ethical principles, working with partners to foster a fair, trustworthy, and transparent business ecosystem.

Applicable SDGs:



Corporate Governance

Kingsoft Cloud strictly complies with the *Company Law of the People's Republic of China*, the *U.S. Securities Exchange Act*, and the *Main Board Listing Rules of the Stock Exchange of Hong Kong Limited* and other relevant laws and regulations. We continuously optimize our corporate governance system, enhance risk management and compliance governance capabilities, and pragmatically address the demands and expectations of all stakeholders to foster healthy and sustainable development.

Governance Structure

The Board of Directors (hereinafter "the Board") determines the Company's strategic direction and overall strategy, supervises the Company's operations and financial performance, and ensures the establishment of a sound internal control and risk management system. The Board subordinates the Audit Committee, the Compensation Committee, the Nomination Committee, and the Corporate Governance Committee, which are responsible for overseeing specific issues. The Corporate Governance Committee of the Board supervises ESG-related matters, such as business ethics, product and service quality, privacy and data security, and climate change. The information related to ESG governance will be detailed in the "ESG Governance" section of this chapter. The terms of reference of the specialized committees of the Board, the background of the directors and more detailed information related to Kingsoft Cloud's corporate governance are published on the Company website.



```
                    ┌──────────────┐
                    │   Board of   │
                    │  Directors   │
                    └──────┬───────┘
        ┌──────────┬───────┴───────┬────────────┐
┌───────────┐ ┌───────────┐ ┌───────────┐ ┌──────────────────┐
│   Audit   │ │Compensation│ │Nomination │ │Corporate Governance│
│ Committee │ │ Committee  │ │ Committee │ │    Committee      │
└───────────┘ └───────────┘ └───────────┘ └──────────────────┘
```



Board Independence and Diversity

The Board consists of six directors, including one executive director, two non-executive directors and three independent non-executive directors. The number of independent non-executive directors accounts for one-half of the total number of Board members, fully playing a balancing role to safeguard the interests of all shareholders and the Company. The chairman and members of the Nomination Committee, the Audit Committee and the Compensation Committee are all held by non-executive directors and independent non-executive directors.

We think that diverse backgrounds of the directors bring different perspectives and professional experiences for the development of the Company, and can help improve the decision-making of the Company. We clearly state in the *Board Diversity Policy* that the selection of director candidates will be based on a range of diversity factors, including but not limited to gender, age, cultural and educational background, industry experience, technical capabilities, professional qualifications and skills, expertise, tenure, etc.

The Nomination Committee of the Company annually evaluates the composition of the Board from the aspects of the independence,expertise, skills and experience of the Board members, to select the best candidates in accordance with the principle of diversity. The Committee believes that the current composition of the Board meets the needs of the Company's business development with balanced and diversified skills and experience.

The current Board includes one female director. The members of the Board have a balanced mix of expertise and skills, including corporate management and strategic development, finance, accounting and risk management, have obtained degrees in various areas, such as computer science, chemistry, electronic engineering, business administration and economics, and have rich experience in various industries, including TMT[4], consumer products, technical services, and financing.

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[4] TMT refers to Telecommunications, Media, Technology.

Risk Management and Internal Control

The Board of Kingsoft Cloud is responsible for evaluating and determining the nature and extent of risks that the Company is willing to take in achieving the Company's strategic objectives, and ensuring that the Company establishes and maintains appropriate and effective risk management and internal control systems. The Board oversees management in the design, implementation and monitoring of the risk management and internal control systems and is responsible for reviewing the effectiveness of the systems. Board members possess extensive risk management expertise in financial risks, investment risks, information security risks, and related areas.

The Company has established the Audit Committee to assist the Board in continuously supervising the implementation of the Company's risk management policies, so as to ensure that the Company's internal control system is sufficient and effective in identifying, managing and mitigating risks related to its business operations and financial reporting. The Company has set up the Internal Audit Department to strengthen internal control, and has engaged an independent consulting firm to assist us in evaluating the design and implementation effectiveness of internal control, to improve our overall internal control system.

The Company follows the management process of "risk identification and assessment, business control business control, information and communication, monitoring" to establish and maintain an internal control and supervision system that is in line with the development strategy and business policy, so as to provide a strong guarantee for the implementation of strategy and risk management.

Kingsoft Cloud integrates audit into its corporate management. Through conducting special audits covering the Company's strategic key businesses and SOX audits[5] covering all businesses, it systematically identifies management loopholes and potential risks, promptly formulates rectification recommendations and promotes closed-loop management, so as to consolidate the foundation of management. The Company has established a regular risk assessment mechanism to identify major risks in the operation process on a regular basis and formulate targeted risk response strategies. It enhances all employees' risk awareness through risk management training. The Company continuously maintains the effectiveness and appropriateness of its system framework. It designs an evaluation system for rules and procedures to be adopted, regularly assesses the implementation results, and supervises and promotes all departments to maintain and update the rules and procedures.

Risk Management and Internal Control Process

Risk Identification & Assessment
To identify internal and external matters that affect the achievement of the Company's objectives, analyze risks and opportunities, assess the likelihood of occurrence and degree of impact of risks with respect to the identified risk factors, and reasonably determine risk response strategies;



Business Control
To take a series of measures and procedures based on the results of the risk assessment, including, among other things, segregation of authority and responsibility, transaction authorization systems, adequate documentation and records, asset security, independent verification, and appropriate segregation of duties to keep risks within acceptable levels;



Information & Communication
To identify and gather the relevant information from within and outside the Company, and transmit it to relevant personnel in a timely manner;



Monitoring
To supervise and inspect the establishment and implementation of the Company's internal controls, evaluate the effectiveness of internal controls, identify internal control deficiencies, and make continuous improvements.

In 2025, with focus on the key external regulatory requirements, product management, corporate risk and compliance guidelines relevant to our operations, we organized four special compliance training sessions, and distributed the *Risk and Compliance Manual* to enhance employees' risk and compliance awareness.

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[5] SOX audits refer to a compliance examination that verifies adherence to the Sarbanes-Oxley Act's requirements for financial reporting integrity, information security controls, and audit independence.

Kingsoft Cloud

About the Report   Chairman's Message   About Kingsoft Cloud   **Corporate Governance**   Labor Cultivating   Operational Excellence   Unified Eco-Creation   Digital Innovation   Appendix   11

ESG Governance

Statement of the Board

The Board of Kingsoft Cloud is the highest decision-making body for ESG governance and is fully accountable for the Company's ESG strategies and reporting. The Board is also fully responsible for overseeing and reviewing the Company's ESG strategies and related policies (including climate change-related matters). The Board has approved a new ESG strategy, providing clear guidance for the management of ESG issues. The Corporate Governance Committee of the Board oversees and makes recommendations on the management of ESG matters.

With reference to the results of materiality analysis on ESG issues of interest to the stakeholders, Kingsoft Cloud develops ESG strategies before integrating them into the Company's operation. The Board participates in the evaluation, prioritization, and management of important ESG issues. For detailed information on the specific evaluation process and results of ESG issues, please refer to the "Stakeholder Communication" and "Materiality Analysis" sections of this chapter. This year, the Company actively conducted work on important ESG issues related to climate change, privacy and data security, employee development and training, product and service stability and quality, etc., and the progress and results of the work on the corresponding key ESG issues have been described at the appropriate places in this report.

Kingsoft Cloud highly appreciates the significant impact of ESG-related risks and opportunities, and incorporates ESG risks into the overall risk management system. The Board participates in the assessment of ESG-related risks and opportunities, and continuously monitors the implementation of ESG risk management policies to ensure that the internal control system effectively identifies, manages and reduces ESG risks associated with its business operations. This year, the Company's risk identification, assessment, and management efforts covered a wide range of ESG issues, such as information technology, human resources, legal & compliance, and climate change.

During the reporting period, the Board reviewed and evaluated the achievement of the environmental targets to continuously promote ESG management. For details of the review of the targets, please refer to the "Unified Eco-Creation" chapter of this report.

This report provides detailed disclosure on the progress and effectiveness of the Company's ESG work in 2025 and has been reviewed and approved by the Board on April 23, 2026.



Kingsoft Cloud

About the Report   Chairman's Message   About Kingsoft Cloud   **Corporate Governance**   Labor Cultivating   Operational Excellence   Unified Eco-Creation   Digital Innovation   Appendix   12

ESG Governance Structure

Kingsoft Cloud has established a comprehensive and complete ESG governance structure and management system at three levels: governance, management and execution levels, to improve the Company's ESG management and overall sustainable development performance.



Governance Level

The Board

The Board of Kingsoft Cloud is the highest decision-making body for ESG governance and is fully accountable for the Company's ESG strategy and reporting. The Board is also fully responsible for overseeing and reviewing the Company's ESG strategies and related policies (including climate change-related matters). The Corporate Governance Committee of the Board oversees and makes recommendations on the management of ESG matters.



Management Level

The CEO Office[6]

The CEO Office is responsible for assisting the Corporate Governance Committee to make overall decisions on Kingsoft Cloud ESG matters, guiding and supervising the implementation of ESG work in departments with ESG responsibilities, comprehensively promoting the effective implementation of Kingsoft Cloud ESG strategies and actions; and managing communication with stakeholders on ESG matters.



Execution Level

Departments with ESG Responsibilities

All departments with ESG responsibilities are responsible for implementing ESG management strategy, and regularly reporting ESG action plans and work progress to the Corporate Governance Committee and CEO Office.

[6] The CEO Office includes senior executives responsible for operation, technology, finance, organizational human resources, etc.

To further integrate sustainability into our strategies, we refined the mechanism linking performance to sustainability metrics. ESG-related indicators, including business ethics, information security, compliance management, anti-fraud, and energy conservation, have been incorporated into the compensation and performance assessment system for the Chief Financial Officer (CFO), management and employees. This move reinforced the fulfillment, supervision and accountability of ESG responsibilities. Additionally, we are actively exploring the gradual integration of additional sustainability issues such as digital and intelligent innovation into the performance evaluation framework for a wider range of positions, to embed the concept of sustainable development across the Company.

Kingsoft Cloud has issued the *Kingsoft Cloud Compensation Recoupment Policy*, which applies to, but is not limited to, the CEO, CFO, and Finance Director. The policy clearly stipulates that if material errors are found in the financial reports and the financial restatement is made as a result, the Company will recover from the relevant persons the excess amount of erroneously awarded compensation (including cash and equity) obtained on the basis of the materially incorrect financial reports. This policy helps to raise employees' awareness of risk and responsibility, reduce the Company's legal risks and protect shareholders' rights and interests.

In addition, the Board regularly participates in relevant training and stays updated on the latest ESG regulatory developments to ensure it possesses the appropriate skills and capabilities to oversee the Company's ESG strategy, including climate change-related matters.





ESG Strategy

Kingsoft Cloud deeply recognizes that sustainable development is not merely a passive compliance requirement for social responsibility, but a core strategic foundation driving long-term value growth for the enterprise. Guided by the principle of "Building on the Cloud, Creating an Intelligent Future", the Company aligns itself to global ESG governance standards and the national "Dual Carbon" strategic goals, integrating the concept of sustainable development throughout the entire business lifecycle to drive a qualitative leap in its ESG performance.

In 2025, Kingsoft Cloud newly launched the "CLOUD" sustainable development strategy, centered on five pillars: Corporate Governance, Labor Cultivating, Operational Excellence, Unified Eco-Creation, and Digital Innovation. This strategy aims to solidify the governance foundation of compliant operations and integrity-driven development, build a growth system that synergistically enhances talent development and organizational effectiveness, and establish an operational excellence model covering the entire chain of products and services and the full supply chain process. By doing so, we fulfill the responsibility of green operations, commit to public welfare for the greater good, strengthen the core technological foundation of technological innovation and data security, and leverage robust technological capabilities to drive green transformation in the industry. Kingsoft Cloud is committed to becoming a benchmark for ESG practices in the cloud service industry, demonstrating the commitment of Chinese technology enterprises in the global sustainable development landscape.



Corporate Governance

Digital Innovation

Labor Cultivating

Unified Eco-Creation

Operational Excellence

"CLOUD" Sustainable Development Strategy

Kingsoft Cloud

About the Report　　　Chairman's Message　　　About Kingsoft Cloud　　　**Corporate Governance**　　　Labor Cultivating　　　Operational Excellence　　　Unified Eco-Creation　　　Digital Innovation　　　Appendix　　　14

Stakeholder Communication

Kingsoft Cloud is committed to establishing open, transparent, diverse, and efficient communication channels. We actively engage with stakeholders, placing paramount importance on their feedback and concerns, to ensure all business decisions and actions comprehensively address stakeholders' interests and expectations.

To promptly and thoroughly understand stakeholders' concerns and expectations regarding our ESG initiatives, and effectively identify and manage related risks and opportunities, Kingsoft Cloud maintains ongoing engagement through regular reports and announcements, and email communications.

This year, our key stakeholder engagements included the following:



Stakeholders	Customers	Shareholders and other investors	Employees	Government and regulatory bodies	Suppliers and other business partners	Media, NGOs and industry associations	Public and community
ESG Issues	• Privacy and data security • Product stability and quality • Quality service • Technology innovation • Reasonable product and service costs	• Business compliance • Return on investment • Climate change • Green operations	• Rights protection • Compensation and benefits • Health and safety • Development and training • Diversity and equality	• Business compliance • Privacy and data security • Business ethics • Green operations	• Fair cooperation • Mutual benefit and win-win results • Business ethics • Green operations	• Corporate social responsibility • Cooperation and development • Green operations	• Public welfare activities • Charitable donations • Volunteer services • Green operations
Communication and Response Channels	• Company official website • Product launches • Satisfaction survey • Customer communication and complaint channels	• Shareholders' meeting • Regular reports and announcements • Roadshow events • Investor email communication • Online and offline investor meetings	• Online and offline training activities • Regular surveys and feedback • Employee grievance channels • Internal office system • Internal communication meetings	• Government consultation • Project cooperation • Regular reports and announcements • Supervision and inspection	• RFPs/competitive bidding • Procurements • Contracts & agreements • On-site visits	• Regular reports and announcements • Roadshow events • Company website and social media platforms • Press conferences • Product launches	• Public welfare activities • Company website and social media platforms

Materiality Analysis

By referencing Sustainable Development Goals (SDGs), exchange requirements, investor concerns, domestic and international policies, and aligning with our corporate strategy, we have identified 18 key ESG issues. Through systematic research and analysis, we gauged internal and external stakeholders' levels of concern for each ESG issue. Using dual dimensions of "materiality to Kingsoft Cloud" and "materiality to stakeholders", we prioritized these key ESG issues. This year's assessment yielded 11 highly material issues and 7 generally material issues, as shown in our materiality matrix as follows:



Materiality to Stakeholders

Highly material

Generally material

Generally material ——— Highly material

Materiality to Kingsoft Cloud

- Societal Impact of Products & Services
- Ethical Business Practices
- Products & Services Stability and Quality
- Privacy & Data Security
- Renewable & Energy Efficiency
- Sustainable Supply Chain
- Intellectual Property Rights Protection
- Development & Training
- Customer Services
- Technological Innovation
- Green Operation
- Operational Waste
- Climate Change
- Employee Rights
- Talent Attraction & Retention
- Corporate Responsibility
- Heath & Safety
- Labor Standards

Integrity

Kingsoft Cloud strictly abides by applicable laws and regulations, including the *Amendment XII to the Criminal Law of the People's Republic of China*, the *Civil Code of the People's Republic of China*, the *Supervision Law of the People's Republic of China*, the *Company Law of the People's Republic of China*, the *Anti-Money Laundering Law of the People's Republic of China*, the *Anti-Unfair Competition Law of the People's Republic of China* and the *Opinions on Strengthening the Development of a Culture of Integrity in the New Era*. In addition, the Company has revised its internal rules and policies, including the *Employee Manual*. We adhere to a "zero tolerance" attitude towards any form of bribery, extortion and fraud. We continuously improve our risk prevention and management capabilities in anti-corruption and anti-money laundering, actively build a transparent, clean and credible business environment, and ensure the healthy and sustainable operation of the enterprise.

Business Ethics Governance Structure

Kingsoft Cloud has established a three-tier business ethics governance system comprising the Audit Committee of the Board, the Internal Control and Audit Department, and business and functional departments. The Audit Committee of the Board, the highest governing body for business ethics, is responsible for overseeing the handling of corruption cases, monitoring the implementation of business ethics-related matters across the Company, and reporting annually to the Board of Directors. The Internal Control and Audit Department coordinates, supervises and guides the specific business ethics practices and activities within the Company, including business ethics audits and training. All business departments and functional departments shall specifically implement business ethics management work to ensure that governance requirements are effectively implemented and executed at the front line.



Audit Committee of the Board

Internal Control and Audit Department

Business Departments   Functional Departments

Anti-Corruption

Kingsoft Cloud systematically advances business ethics and compliance management. We continue to strengthen integrity control, focusing on critical risk areas and high-risk individuals, and continuously increase our commitment of time and people to follow up on internal clues and investigations. By reviewing and "tracing historical cases, we continue to improve the mechanisms for identifying and responding to business ethics risks.

The Company continues to conduct annual corruption inspection tours and interviews. Through interviews of relevant departments and personnel, we collect suggestions and clues to improve the efficiency of corruption investigations and risk management. We systematically sort out high-risk areas for corruption such as potential conflicts of interest and illegal payments, and adopt response mechanisms to reduce the possibility of corrupt behaviors during business operations. We conduct company-wide business ethics audits every year, covering important business links such as accounts receivable management, procurement and supplier management, and customer qualification management. We put forward rectification recommendations for identified problems and supervise their implementation.

We provide multiple channels for consultation on integrity and compliance issues, and by providing reminders and display notice boards before holidays and vacations, help our people stay mindful of our integrity requirements and be clear about the channels and process for declaring gifts and cash received, and maximally reduce the risk of accepting gifts in violation of company policies.

In 2025, there was no legal cases involving corruption claims that had been brought and ruled against the Company or its employees.

For more information on anti-corruption in the supply chain, please refer to the section "Operational Excellence- Supply Chain Capacity Building".

Fostering Business Ethics Awareness

We enhance anti-corruption awareness of all Board members and employees through a wide range of business ethics awareness-raising activities, such as special training, thematic education, video campaigns and rich push notifications, emphasizing awareness enhancement through warnings and a problem-oriented approach. Through efforts on diverse fronts to promote a culture of integrity, we endeavor to build a line of defense with a no-corruption mindset, and foster a compliance-driven, transparent, and integrity-centered corruption-free corporate culture.

In 2025, Kingsoft Cloud further expanded the scope and depth of its integrity initiatives. A total of 5 integrity-themed education activities and training sessions were organized. Leveraging communication channels such as official bulletins and our official account, the Company published thematic graphics and articles, and reaching over 2,000 employees. Additionally, the annual integrity knowledge assessment was conducted on all our people, from Board members, management, full-time employees, employees under labor contract to interns, with a 100% pass rate, including approximately 1,100 people scoring full marks.



A total of

5 integrity-themed education activities

and training sessions were organized



Integrity interactions reached over

2,000 employees



The annual integrity knowledge assessment had a

100% pass rate



Including approximately

1,100 people

scoring full marks

Whistleblowing Mechanism and Whistleblower Protection

Kingsoft Cloud encourages all relevant stakeholders and the public to report the non-compliant behaviors of its employees or related persons, including corruption and fraud. We encourage real-name reporting and also welcome anonymous whistleblowing. Upon receiving the information and clues on potential issues, the Company classifies them in accordance with the *Kingsoft Cloud Measures for Complaints and Whistleblowing* to improve the efficiency of responding to the reports and resolving the reported issues.

The Company strictly complies with the applicable whistleblower protection system in jurisdictions where it operates, including the relevant regulations issued by the U.S. Securities and Exchange Commission (SEC), and strictly protects whistleblower information. Any infringement of whistleblower privacy or any retaliation against whistleblowers, witnesses and investigators will be punished severely and, if it constitutes a crime, those responsible will be turned over to judicial authorities in accordance with the law. Once a reported case is verified, the Company will reward the whistleblower appropriately.

The corruption report platform has been set up on our website where whistleblowing guidelines and whistleblowing channels are provided.

Whistleblowing Channels

Whistleblowers may report through written correspondence, telephone, email, or in-person reporting.

 Mailing address: Internal Control and Audit Department of Kingsoft Cloud, Building D, Xiaomi Science and Technology Park, Xierqi Middle Road, Haidian District, Beijing, Postal code: 100085

 Whistleblowing hotline: 010-62927777 ext. 6356

 Whistleblowing email address: KCjubao@kingsoft.com

Anti-Money Laundering

The Company strictly abides by the laws and regulations regarding anti-money laundering in jurisdictions where it operates. We conduct anti-money laundering audits on all departments involved in financial transactions, and assess non-compliance risks from multiple dimensions and develop countermeasures, to prevent our facilities, products and services from being used in financial crimes. We strictly screen our customers, potential customers and suppliers to ensure our products and services are not used in money laundering or terrorist activities. Besides, we provide our large corporate customers with anti-money laundering and anti-fraud software services to leverage our technological solutions to identify and report suspicious transactions and activities in a timely manner, and enhance our customers' anti-money laundering and anti-fraud capabilities.

Learn more about our *Code of Business Conduct and Ethics – Anti-money Laundering Policy*.

02 Labor Cultivating

Kingsoft Cloud respects and safeguards our employees' legitimate rights and interests, fosters a diverse, inclusive, healthy, and safe workplace, maintains open communication channels, and demonstrates its commitment to a human-centric corporate culture. We establish a fair, transparent, and competitive compensation and benefits system, and continuously optimize career advancement and talent development mechanisms to enable mutual growth for both employees and the Company.

Applicable SDGs:

  





Creating a Happy Workplace

Kingsoft Cloud strictly abides by laws and regulations related to employment, such as the *Labor Law of the People's Republic of China* and the *Regulations on the Prohibition of the Use of Child Labor*. We have formulated and updated the *Employee Manual* to fully respect and guarantee employees' legitimate rights and interests in recruitment and employment, attendance and leave, communication and complaints, benefits and care, and other areas. The Company strictly implements the *Kingsoft Cloud Human Rights Policy*, and firmly prohibits all violations of employee rights and interests such as using child labor and forced labor. During recruitment, the Company strictly performs employee identity verification procedures to mitigate risks of illegal employment at the source. This year, building on our employment registration system, we achieved 100% full coverage and real-time updates of employee electronic records, ensuring the completeness, authenticity, and accuracy of employees' basic information, employment contracts, attendance records, and separation documents.

The Company maintains a zero-tolerance stance towards any potential non-compliant employment practices. Upon detection of relevant reports or tips, we will immediately initiate an independent and impartial internal investigation, and take strict disciplinary action in accordance with applicable laws, regulations, and company management policies and procedures. This year, the Company recorded no incidents of child labor or forced labor. Going forward, we will continue to review and refine our labor rights and interests management processes, actively introduce digital management tools, and further consolidate and enhance management effectiveness in safeguarding labor rights and interests.

Kingsoft Cloud steadfastly upholds equal employment principles. During resume screening, we anonymize candidates' personal information such as names, to evaluate candidates solely based on the strength of their skills and experience. We strictly prohibit discriminative treatment based on candidates' race, age, gender, marital status, religion, or other factors, and are committed to providing equal interview and employment opportunities to all qualified candidates.

The Company strictly complies with all applicable national laws and regulations, and explicitly stipulates employees' working hours and leave arrangements in the *Employee Manual* and employment contracts. Meanwhile, we have established standards for employees' maximum working hours, strictly monitor and control overtime hours, and pay overtime compensation or arrange compensatory time off for overtime-work in accordance with the law.

 **Talent Pipeline Development**

Kingsoft Cloud continues to step up efforts in building its regional talent pools, with a focus on strengthening the talent pipeline in key fields, such as cloud computing and large model inference. Kingsoft Cloud maintains close partnerships with multiple universities to promote university-Company cooperation projects. Through implementing early career guidance programs and systematic internship training programs targeted at current university students, we proactively identify and secure high-potential future talents.

Based on specific job requirements, the Company extracts and defines the core characteristics of talent profiles, thereby comprehensively improving the matching accuracy between candidates and target positions. All candidate resumes are managed in the Company's centralized talent repository. Meanwhile, we conduct intelligent multi-dimensional structured parsing of resumes in the repository and perform tagging and categorization covering dimensions such as industry background, geographic location, job category, and professional skills. Currently, the Company is advancing the development of AI agents to enable automatic matching of resumes, job requirements, and talent profiles, as part of the continued efforts to strengthen the Company's talent reserve and ability to quickly respond to its business needs.

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Diversity and Inclusivity

Kingsoft Cloud upholds the core principles of the *Universal Declaration of Human Rights* and remains committed to fostering a diverse, equitable, and inclusive workplace for all employees. The Company, as stipulated in the *Employee Manual*, firmly opposes and prohibits all discrimination, harassment, or inappropriate conducts targeting individuals based on gender, age, ethnicity, race, regional origin, religious belief, or physical condition. We fully respect employees' cultural backgrounds, political beliefs, religious beliefs, and ethnic customs. Kingsoft Cloud has also established clear reporting channels and procedures.

In 2025, the Company further implemented and strengthened its diversity and inclusion management initiatives, and continued to solidify the foundations of equal employment and employee care.



In terms of employment support for persons with disabilities

The Company actively fulfills its social responsibilities and provides equal employment opportunities (EEO) for persons with disabilities who meet job requirements. As of the end of 2025, the Company successfully assisted a total of 19 persons with disabilities in securing stable employment, and provided them with comprehensive compensation, benefits, and career development support.



Regarding care for ethnic minority employees

The Company has established a halal dining facility in recognition of their dietary preferences. In daily management, we also take into account their holiday customs and cultural needs, effectively enhancing the sense of belonging among ethnic minority employees.



To promote special care for female employees

The Company has established maternity rooms in office premises to provide convenience for breastfeeding employees. We offer exclusive kind reminders and necessary support to pregnant employees. We also successfully hosted annual customized "Girls' Day" activities, including distributing exclusive gifts and building communication platforms, to enhance female employees' sense of belonging and team cohesion. As of 2025, female employees accounted for 31% of the Company's total workforce, while female members made up 13% of its management staff.

Female employees accounted for

31% of the Company's total workforce

Female members made up

13% of its management staff

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Occupational Health and Safety

Kingsoft Cloud strictly complies with laws and regulations related to occupational health and safety, such as the *Labor Law of the People's Republic of China*, the *Production Safety Law of the People's Republic of China*, the *Law of the People's Republic of China on the Prevention and Control of Occupational Diseases*, and the *Fire Protection Law of the People's Republic of China*. We also follow the policies formulated by Kingsoft Group, including the *Management Policy for Office Environment of Kingsoft Software*, endeavoring to create a safe and comfortable work environment for our employees and protect their health and safety. The Xiaomi Science and Technology Park (the Park), where our Headquarters is located has obtained the ISO 45001 Occupational Health and Safety Management System certification.

We prioritize workplace safety by conducting regular safety inspections, implementing prompt remediation of identified safety hazards, and developing emergency response plans for unexpected events such as equipment malfunctions. We conduct regular and ongoing safety inspections of electrical wiring and related equipment in office areas, and perform routine checks on high-power equipment in office premises. We strictly enforce the annual inspection system for office fire extinguishers, and organize fire drills for all employees on a regular basis to enhance fire emergency response capabilities. We also hold regular elevator entrapment drills to improve employees' ability to handle such emergencies.

We provide annual health check-ups for all employees, and regularly invite traditional Chinese medicine (TCM) practitioners or physical therapists to offer tuina massage, and shoulder-neck physical therapy services, as part of our on-going efforts to foster a work environment centered on employee health and well-being.

The Company is committed to fostering a healthy and safe office environment. The Park where our office is located is equipped with an on-site medical clinic, physical therapy room, gym and yoga room, and automated external defibrillators (AEDs). First-aid kits are accessible on every office floor to safeguard our employees' health and safety at all times. We provide employees with ergonomic office desks and chairs to create a healthy and comfortable working conditions. Designated midday rest areas in the office area are available to help employees rest as needed and recharge themselves.




Fire Drill in Beijing Campus   Fire Drill in Wuhan Campus



Cardiopulmonary Resuscitation Training

In 2025, the Company organized cardiopulmonary resuscitation (CPR) training sessions at its Beijing and Wuhan campuses respectively. We invited professional trainers from the Red Cross Society to deliver on-site lectures and conduct practical assessments. A total of over 70 employees passed the assessments and obtained the CPR first aid certificate issued by the Red Cross Society. We continue to promote the awareness of our people regarding the information about certified employees and maps of AED device locations in office areas, to ensure quick response to emergency situations and provide timely and effective aids to employees in need.




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Employee Communication

Kingsoft Cloud remains committed to building an open, transparent, and efficient two-way communication mechanism, and continuously improving employee feedback channels and listening framework to ensure prompt response to and effective resolution of our people's concerns.

Kingsoft Cloud has established a multi-channel employee feedback mechanism that supports both real-name and anonymous submissions. Employees can voice their opinions and suggestions on issues including workplace environment, business development, and compensation and benefits through various channels such as the CEO email inbox, internal control & audit email inbox, oversight email inbox, and internal public email inbox, to enhance the depth and breadth of employee engagement. Human Resources Business Partners (HRBPs) and Department Heads serve as primary points of contact for daily communication, promptly addressing and resolving various issues of concern to employees. In addition, the HR Self-Service Portal provides 24/7 online support, leveraging an intelligent knowledge base and specialist matching system to deliver efficient query resolution services for employees.

Kingsoft Cloud regularly holds employee committee meetings to build a direct dialogue platform between employee representatives and management. Employees can put forward suggestions on dimensions such as corporate strategic planning, business operations, corporate culture development, and career development, and management provides on-site responses and drives follow-through on relevant matters. In addition, the Company continues to collect and follow up on employee feedback through regular events including proposal submission meetings and CEO Office discussions, ensuring that the employee engagement mechanism is deeply integrated into the Company's decision-making process.

 **"Wuhan Development Committee"**

In 2025, the Company pioneered the establishment of the "Wuhan Development Committee (WDC)", focusing on core issues, such as operational optimization, cultural development, and employee services of the Wuhan office area. The committee called for proposals and suggestions from all employees in Wuhan, encouraging full employee participation in workplace environment upgrades and regional development decision-making. Through diverse forms such as regular issue discussions and joint project development, our Wuhan employees actively offered constructive suggestions and directly participated in the implementation of multiple improvement initiatives, effectively enhancing their sense of belonging and engagement.

 **Employee Satisfaction Survey**

This year, the Company continued to conduct annual employee satisfaction survey through the Employee Committee, comprehensively collecting employees' opinions and suggestions on all aspects of the Company's management. Meanwhile, leveraging regional co-construction platforms such as the WDC, we have continuously guided employees to participate in the localized workplace environment optimization and cultural development. The findings from the employee satisfaction survey enabled the Company to continuously optimize the workplace environment, strengthen development support, and effectively improve our people's work experience.

In 2025, the Employee Committee stepped up efforts to resolve a number of issues of keen concern to our people across three key areas, namely employee well being, technical collaboration, and management transparency. In terms of employee care, we optimized the afternoon tea distribution mechanism and addressed issues such as meeting room air quality and outdated equipment. In terms of technical collaboration, we promoted the standardization of technology, established a company wide knowledge base, and organized cross team technical sharing sessions. In terms of management transparency, we launched a unified portal and an "AI Office Companion", refined promotion announcement procedures, and deepened the graduate development program.

Additionally, the Employee Committee conducted a special survey on the implementation of the "Embrace AI" strategy and the effectiveness of internal information transfer. The survey identified key employee concerns, such as high cost of technical collaboration, and led to targeted actions including strengthening technical standardization, improving knowledge sharing mechanisms, and enhancing management transparency. These efforts have further elevated employee experience and satisfaction while driving organizational effectiveness.




Benefits and Care

On the basis of safeguarding their statutory rights and interests, Kingsoft Cloud provides employees with various forms of non-pay benefits covering health benefits, family care benefits, financial support benefits and workplace amenities. We care about all employees (including outsourced employees and contract workers) and their families, as well as interns, to create a warm atmosphere in the workplace.

In 2025, the Company was granted the qualifications of "Haidian District Artificial Intelligence Enterprise" and "Haidian District Service Package Enterprise" (a priority enterprise category eligible for targeted municipal support services), and was officially included in the municipal key support scope. Thus, we opened a "green channel" for employees in areas including work residence permit applications, public rental housing applications, and talent introduction and household registration. The Company proactively advocates for and secures employee benefits in accordance with relevant subsidy policies issued by local governments in its operating jurisdictions. This year, we implemented tailored welfare and subsidy programs for relocated, permanent, and semi-permanent employees in Wuhan. We enhanced research and promotion of policies covering residency registration, home purchases, rental subsidies, talent subsidies, and children's education. The Company actively assisted employees in applying for talent subsidies, individual tax subsidies, and housing allowances. Through close collaboration with local authorities, we secured preferential rental listings, successfully helping 30 relocated employees (nearly 30% of such staff) obtain immediate, cost-effective housing. We also focused on employees' household registration and talent introduction work, providing full support to eligible employees for local household registration.



Successfully helping

30 relocated employees obtain

immediate, cost-effective housing



Nearly

30%

of relocated employees



Supermarket
- Discounts for hotels & restaurants
- Family Day
- Anniversary care
- Free afternoon tea
- Corporate celebration activities
- Team building activities
- Shuttle bus
- "1024" Programmer Festival
- Birthday care
- Meal allowance for all employees
- Holiday activities
- Holiday gifts



Healthy Life Hall
- Five mandatory social insurances and housing fund
- Personal accident insurance
- Hospitalization insurance for serious illness
- Medical room/Mother and infant room
- Annual physical examination
- Regular medicine kit
- Employee supplementary medical insurance
- Female maternity medical insurance
- Hospitalization insurance for serious illness for family members
- Paid annual leave
- Medical examination for family members



Playground
- Badminton Club
- Table Tennis Club
- Street Dance Club
- Gym in the Park
- Basketball Club
- Outdoor Activity & Photography Club
- Music Club
- Yoga & Fitness Club
- Reading & Movie Club
- Fishing Club
- Football Club
- RPG Board Games Club
- Employee Sports Meeting



Shopping Block
- Restaurant
- Convenience store
- Coffee shop
- Hair Salon
- Milk tea store
- Bank
- Fast food restaurant

This year, Kingsoft Cloud's Beijing and Wuhan Campuses focused on meeting the diverse needs of employees. With a focus on "Benefit Experience + Cultural Immersion", we hosted over 70 benefit-related activities in total, spanning multiple categories including traditional festivals, employee-exclusive events, competitive and fun activities, and employee community building.


Festival & Themed Events

Including celebrations for International Women's Day, Mother's Day and traditional Chinese festivals such as Qixi Festival, and Double Ninth Festival. Simultaneously, employee-exclusive and family interactive themed events were launched, such as Family Day, Birthday Celebrations, Programmers' Day, and World Book Day. Complemented by employee-exclusive sales events on May 20th and "Double 11", the Company balances employees' welfare experience with daily life needs.


Competitive & Funny Tournaments

Traditional competitive and recreational events were held, including badminton competitions, Guandan (a Chinese card game) tournaments, Honor of Kings Championship, and Fun Sports Meets. Innovatively, amusing contests were launched, such as the Weight Loss Challenge, Playful Cringe-Worthy Contest, and Desk Organization Challenge. These events not only enriched employees' spare time but also effectively enhanced teamwork capabilities and fostered positive competition awareness.


Club Development

Focusing on employees' interests, 19 employee clubs were established. Over the year, a total of over 340 regular courses and themed activities were held, attracting more than 4,500 participants. These activities further enriched employees' spiritual and cultural well-being. Employee clubs leveraged traditional festivals as opportunities to organize staff participation in thematic film viewing activities and public welfare events, and to actively engage in friendly inter-industry exchange competitions. Additionally, established on shared employee interests, the clubs break down departmental silos, foster increased cross-departmental communication and collaboration, and drive the development of a like-minded, supportive employee community.


Focusing on employees' interests,
19 employee clubs were established


A total of over
340 regular courses and themed activities were held


Attracting more than
4,500 participants


Beijing Family Day

Wuhan Family Day


Cherry Blossom Season Series Activities


Wuhan Club Open Day


Employee Birthday Celebration


Wuhan Fun Sports Meets

Supporting Employee Development

Kingsoft Cloud prioritizes employee growth by continuously refining a competitive compensation and incentive system. The Company has built up the comprehensive, multi-dimensional career pathway and training framework to deeply integrate individual professional advancement with corporate strategic objectives. This approach empowers employees to realize their self-worth while sharing in the fruits of corporate development.

To scientifically advance employee development and talent pipeline construction, Kingsoft Cloud conducted company-wide talent review initiatives aligned with business development needs and strategic priorities. Corresponding action plans are formulated based on review results, which clarifies work priorities and accountability. Kingsoft Cloud's talent review mechanism primarily includes:

Business Review	Including a review of current year's business performance achievements, and analysis of organizational and human resource gaps based on business performance outcomes;
Organizational and Talent Review	Including retrospective review and forward-looking assessment of organizational structure adjustments, review of key talent pools, analysis of the rationality of position quantity, job level structure, regional distribution, employment type, and headcount ratio.



Compensation and Incentives

Compensation Management

The Company's compensation system is based on the principle of the comprehensive compensation management, combined with incentive policies to share the fruits of the Company's development with employees. In 2025, the Company officially launched a new job classification system reform, establishing three core job families: Business (S), Technical (T), and Functional (F). Simultaneously, a more refined job level structure was implemented, closely linking compensation brackets to individual career growth paths. This system supports rapid promotion within corresponding job levels, enabling employees to receive more timely compensation rewards. It fully implements the design philosophy of "small steps, quick progress", enhancing the immediacy and effectiveness of compensation incentives.

The Company conducts annual market compensation surveys, referencing industry and regional data to ensure the competitiveness of its compensation structure. During the compensation design process, the Company continuously monitors local living costs. During the reporting period, the compensation level of all regular employees of the Company met the living security standards in their respective regions. In addition, the Company closely links employee compensation to individual performance and capability improvement. Leveraging a transparent and fair performance management system, the Company effectively plays the incentive-oriented role of compensation. The Company implements the principle of equal pay for equal work, firmly eliminates gender discrimination, and ensures fair and equitable compensation distribution.

The Company has built a multi-level, widely accessible long-term incentive system with the *2013 Stock Option Plan*, *2013 Equity Incentive Plan*, and *2021 Equity Incentive Plan* as its core framework. As of the end of 2025, the employee stock option incentive plan has covered approximately 60% of the Company's employees, including grassroots employees, middle managers, senior managers, and board members. This year, the Company granted long-term incentives to all high-potential employees, achieving 100% coverage of this group, further strengthening the retention and development motivation of core talent. Meanwhile, the Company, for the first time, included outstanding campus recruits in the long-term incentive system, aiming to guide new talent to grow in tandem with the Company's long-term value and to inject vitality into the organization's sustainable development.

 Employee Compensation System	• Fixed compensation	⟫	Basic salary
	• Short-term incentives	⟫	Performance-related bonus: annual or semiannual bonuses
	• Long-term incentives	⟫	Share options

Performance Management

Kingsoft Cloud continues to optimize its goal-oriented performance management system, ensuring fair and transparent processes that effectively drive the achievement of business objectives and the development of employee capabilities.

In terms of objective management, this year, we continued to implement the OKR covering all employees to further enhance individual effectiveness and team collaboration capabilities. This initiative strengthens the alignment between employee objectives and organizational goals. In addition, we also regularly conduct progress reviews to promptly adjust strategies based on market demands and facilitate goal achievement.

In terms of performance assessment, the Company implements a semi-annual individual performance evaluation system. The evaluation results serve as key criteria for performance-based bonuses, employee promotions, employee training and development, and performance improvement plans. Currently, the performance evaluation system covers all employees.



Goal-setting
Superiors review whether the employee performance goal setting is reasonable, during which they communicate with employees on goals and reach a consensus therewith.



Performance Evaluation
Employees summarize and self-assess their achievement of goals and performance results within the evaluation period. Then, direct leaders and senior leaders evaluate the employee performance, and the Human Resources Department organizes performance alignment to ensure the fairness of the evaluation process. We have also piloted the introduction of a 360° Multi-Rater Feedback approach in management performance assessments to ensure a comprehensive and objective evaluation.



Performance Feedback
The Company strictly implements a performance interview system. After performance results are announced, direct supervisors conduct one-on-one performance communication with employees. The Company continues to optimize the performance appeal process to ensure open channels and fair, transparent handling procedures, effectively safeguarding employee rights. Employees who disagree with their assessment results may file an appeal in accordance with the Company's established procedures.

Honor System Construction

Kingsoft Cloud continues to deepen its corporate culture development, fostering a distinctive corporate culture guided by its strategic vision. It drives the implementation of cultural concepts to achieve tangible outcomes that are perceptible, participatory, and integrative, effectively enhancing employees' sense of work value and professional achievement.

 **"Cloud Excellence Award"**

In 2025, Kingsoft Cloud held the third Cloud Excellence Award, a special award to recognize teams and projects that achieved outstanding results in high-quality sustainable development. A total of 20 candidate projects and cases from all departments of the Company participated in this year's selection. The evaluation was conducted across five key tracks: "High-Quality Sustainability", "People-Centricity", "Technology as the Foundation", "Reputation Focus", "Management as the Framework". Finally, 10 winning teams and projects were selected. Through the recognition of outstanding entities, the Company fully acknowledges the work achievements and efforts of employees and teams, thereby leveraging their role as benchmarks for exemplary performance.

 **16-Character Radio**

In 2025, the Company launched the brand-new "16-Character Radio" initiative, which translated the Company's 16-character strategic slogan (i.e., People-Centricity, Technology as Foundation, Reputation Focus, Management as the Framework) into warm and vivid narratives. All departments provided real cases aligned with 16-character guideline, with employees writing down their personal perspectives on the Company's strategic guideline. A total of 15 articles were published, each receiving over 100 likes. Through a tangible and experiential interactive format, the initiative bridges the gap in strategic communication, and enhances employees' awareness and understanding of the Company's strategic concepts, thereby advancing the Company's high-quality sustainable development.



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The "Golden Pointer" Award

In 2025, the Company continued to conduct regular monthly and annual "Golden Pointer" award program. This program was complemented by an online like system, which translates corporate cultural values into observable, quantifiable, and rewardable behavioral criteria. Supported by a real-time feedback mechanism, the Company fosters the gradual integration of these values into employees' daily practices. By integrating spiritual recognition with tangible rewards, the program fully stimulates employee motivation, and aligns individual growth with corporate development.

The appreciation system, together with the "Golden Pointer" award, has brought visibility and recognition to the "invisible efforts" in cross-departmental collaboration and the often-overlooked contributions in non-key roles. This has significantly boosted employees' sense of fulfillment at work. A total of over 1,200 employees actively used the system, giving likes to 1,260 colleagues throughout the year.

Strategic Achievement Prizes

The Company awards quarterly "Strategic Achievement Prizes" to outstanding employees or teams who support the achievement of departmental strategic goals, selected in accordance with the incentive plan, with cash rewards provided, to effectively motivate employees to proactively implement departmental annual strategies.



Career Development

Kingsoft Cloud provides employees with a dual career development system, encompassing Professional Development and Management Development pathways. We have improved the division of job sequences, broadened promotion channels, and refined job qualifications and professional requirements for each position and level, enforcing strict evaluation standards during promotion reviews to ensure a fair, just, and transparent advancement environment. Employees can opt for the Professional Development Path to pursue continuous specialization, becoming recognized domain experts, or shift to the Management Development Path to advance into management roles by cultivating leadership capabilities. Moreover, the Company regularly launches the "Rotation Program", providing employees with internal job transfer opportunities to support them in exploring career paths that best align with their strengths and aspirations.

Dual Career Development Path



Dual Career Development Path

Management Development   Professional Development

"Cross-channel" Horizontal Development Opportunities

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Talent Cultivation

The Company prioritizes employee development and is committed to creating a favorable learning atmosphere. We deliver targeted capability development programs based on the needs of employees from different business units, career stages, or functional roles, driving holistic improvement in professional competencies and career growth.

Kingsoft Cloud Training System

	Business Side					Management Side		Talent Pipeline Development		
Trainees	Sales	Solution Architects (SA)	R&D Employees	Product Employees	Functional Employees	Mid-to-Senior Managers	Senior Managers	Campus Recruits	High-potential Talents	Teams
Programs	Business-specific Training	Business-specific Training	Business-specific Training	Business-specific Training	Business-specific Training	"Alchemy" Training Sessions	Senior Management Training	Lingyun Project	Qingyun Project	Quarterly Special Project
	Internal Sharing	Internal Sharing	Internal Sharing	Internal Sharing	Internal Sharing					
	"Start from Cloud" – New Employee Training									
	Chuanyun Project – Graduate Training Scheme									
Knowledge Repository	Kingsoft Cloud Academy									



Kingsoft Cloud

About the Report   Chairman's Message   About Kingsoft Cloud   Corporate Governance   **Labor Cultivating**   Operational Excellence   Unified Eco-Creation   Digital Innovation   Appendix   29

Kingsoft Cloud designs tailored development programs for distinct employee groups, including experienced hires, campus recruits, high-potential talents, junior-to-middle managers, and managerial candidates.

New Employee Training - "Start from Cloud"

The "Start from Cloud" is an exclusive training program designed for all new employees, which employs a dual-channel development model integrating both online and offline approaches. This program systematically covers the Company's fundamental policies, corporate cultural values, and business structure through explanations and interactive Q&A sessions, aiming to help new employees rapidly integrate into the work environment and adapt to their roles.

Campus Recruits Training - "Chuanyun Project" & "Lingyun Project" & "Yunyi Project"

The "Chuanyun Project" is a specialized training program designed for fresh graduates, helping them understand the Company's development trajectory, integrate into team collaboration, familiarize with business operations, and become competent for their positions through a three-tier training framework: company-level, department-level, and position-level. Company-level training includes centralized lectures, professional competency assessment, experience sharing by management and internal experts, and online learning. Department-level and position-level training helps campus recruits grow rapidly in an all-round way through professional knowledge sharing, one-on-one mentoring, and other approaches.

The "Lingyun Project" targets campus recruits who demonstrate outstanding performance, professional competence, and development potential. Jointly promoted by the Company and business departments to accelerate talent development, it is dedicated to cultivating a workforce distinguished by exemplary professional ethics and exceptional business capabilities.

The "Yunyi Project" is a specialized training program targeting management trainees. The Company recruits outstanding young talents through campus recruitment. The Company thus builds a structured three-year development system. This system includes core measures such as mentorship, rotational assignments, and customized training programs, creating a fast-track growth pathway for trainees while cultivating a high-quality talent pool for future management positions.

Managerial Candidates Training - "Qingyun Project"

To cultivate outstanding young talents into future leaders, Kingsoft Cloud established the Qingyun Project. This initiative precisely identifies and develops high-potential employees through professional competency assessments, expert experience sharing sessions, and strategic issue competitions, focusing on improving their leadership and collaboration skills. Participants are systematically fed into critical roles, further strengthening talent pipeline development across the organization.

Mid-to-Senior Managers Training - "Alchemy" Leadership Training Program

Kingsoft Cloud launched the Alchemy Training Program (Junior-to-Middle Managers Leadership Training). Through methods such as classroom training and workshop sessions, the program systematically enhances their management skills and leadership capabilities in daily work scenarios. In 2025, the Company selected over 200 managers to participate in this year's cohort. We further strengthened partnerships with Xiaomi Qinghe Academy, and invited Xiaomi Group instructors to deliver training sessions for our managers, thereby further strengthening the professionalism and effectiveness of the program.



The Company selected over

200 managers to participate in this year's cohort



Furthermore, the Company, this year, collaborated with external professional institutions possessing formal education and training qualifications to offer specialized courses for employees, such as *Building Personal Resilience: Emotion and Stress Management Based on Visceral Science* and *Professional Thinking*. These courses aim to strengthen employees' ability to regulate emotions and stress, as well as to enhance their level of professional thinking. The series of courses attracted participation from over 240 employees.

In 2025, the Company proactively advanced its digital capability development, providing all employees with specialized training on "Embracing AI Curriculum System" and organizing the "AI Superpower Competition". Throughout 2025, the Company launched 70 online courses and conducted 20 offline exchange workshops, attracting over 1,400 participants in total. These initiatives have tangibly enhanced employees' AI application competencies, covering three core themes: AI general skill teaching, AI best practice analysis, and cutting-edge thinking.



AI Training Series

In addition to the internal training system, the Company supports all employees in improving their academic and operational skills. We encourage employees to obtain external professional and vocational certifications, and reward eligible employees with bonuses. In 2025, our employees obtained 153 qualification certificates with the Company's policy support and bonus incentives.

Awards and Recognition



Winner of the "2025 Employer of Choice" at the Maimai 2025 MAX Annual Workplace Power Ceremony



Winner of the 2025 "Star Employer of the Year" hosted by Zhixiao Technology via its Offer Show platform



Awarded the "Excellence in Digital Transformation Award" in Beisen's 3rd HRIS Go in 2025



Human Resources Statistics

Indicator		Unit	2025 Data
Number of employees by employment type	Full-time	Person	15,225
	Other categories [1]	Person	541
Number of employees by gender	Male	Person	9,511
	Female	Person	6,255
Number of employees by age group	Under 30 years old	Person	8,977
	Between 30 and 50 years old	Person	6,725
	Over 50 years old	Person	64
Number of employees by geographical region	Chinese mainland	Person	15,750
	Hong Kong, Macao, and Taiwan	Person	4
	International (outside China)	Person	12
Total turnover rate [2]		%	24.40
Employee turnover rate by gender	Male	%	28.93
	Female	%	16.11
Employee turnover rate by age group	Under 30 years old	%	33.00
	Between 30 and 50 years old	%	7.64
	Over 50 years old	%	5.26
Employee turnover rate by geographical region	Chinese mainland	%	24.41
	Hong Kong, Macao, and Taiwan	%	20.00
	International (outside China)	%	18.75

Indicator [1]		Unit	2025 Data
Percentage of employees trained by gender	Male	%	93.08
	Female	%	89.49
Percentage of employees trained by management level	Management	%	100.00
	Non-management	%	91.17
Average training hours of employees		Hour	10.31
Average training hours of employees by gender	Male	Hour	12.56
	Female	Hour	7.44
Average training hours of employees by management level	Management	Hour	12.46
	Non-management	Hour	10.23

Note:

(1) The statistical scope for employee training-related metrics covers the Company's full-time internal employees.

Indicator	Unit	Data
Number of work-related fatalities in 2023	Person	0
Number of work-related fatalities in 2024	Person	1 [1]
Number of work-related fatalities in 2025	Person	0
The number of working days lost due to work injuries in 2025 [2]	Days	331 [3]

Note:

(1) The rate of work-related fatalities occurred in 2024 was 0.008%.

(2) The number of working days lost due to work injuries refers to the recovery period we offer to an injured employee for the injury suffered from a traffic accident.

(3) Data is sourced from work-related injury and fatality incidents recorded by Kingsoft Cloud's Human Resources team and verified by local official authorities. In mainland China, work-related injury and fatality incidents are reported by Kingsoft Cloud's Human Resources team and recognized by local Human Resources and Social Security Bureaus.

Note:

(1) Other categories include outsourced employees, interns, and employees under labor contract.

(2) Employee turnover rate = number of employee who resigned voluntarily during the reporting period/(the number of employees departure during the reporting period + the number of employees at the end of the reporting period).

03 Operational Excellence

At Kingsoft Cloud, we are committed to upholding the core value of "customer first, and building success based on technology and innovation", continuously enhancing the quality of our products and services. We create a secure, stable and reliable cloud service system, comprehensively empowering customers with efficient operations. Meanwhile, we enhance the supplier lifecycle management mechanism, practice responsible procurement principles, and drive sustainable business growth.

Applicable SDGs:








Product and Service Excellence

As a leading provider of high-quality cloud services, Kingsoft Cloud leverages its robust infrastructure R&D capabilities to develop modularized cloud products and tailor solutions for enterprises and institutions across industries, striving to "deliver industry-leading and high-quality cloud services and be the customers' most trusted cloud partner".

Quality Management Structure

This year, the Company established a Quality Committee to oversee quality strategy across all business lines. Based on our quality management framework system, we carried out empowerment initiatives to systematically identify areas for improvement and drive enhancement projects. At the execution level, the Quality Working Group was established to clarify key matters such as roles, responsibilities and performance objectives.

In terms of quality assessment, the Company applied the Objectives and Key Results (OKR) management model to assess the quality performance for relevant first-tier departments. The assessment metrics comprise standardized mandatory metrics and tailored quantitative metrics aligned with the business characteristics of each department, guaranteeing the scientific rigor and appropriateness of quality assessment process.

The Company has obtained the ISO 9001 Quality Management System Certification.



质量管理体系认证证书

Quality Management System Certificate

Operational Stability

In strict compliance with its internal management policies, such as the *Kingsoft Cloud Data Center Access Technical Specifications* and the *Kingsoft Cloud Server Hardware Introduction Specifications*, and focusing on factors such as potential hazard control, quality monitoring, operation and maintenance automation and emergency response, the Company continues to formulate and refine its quality management policies and technical specifications, and optimize its quality control processes to ensure the operational stability of its cloud platform. This year, the Company revised the *Kingsoft Cloud Incident Severity Classification Standards* to ensure a scientific and consistent assessment framework for product incidents across all business units. Additionally, the Company issued the *Kingsoft Cloud Excessive Permissions Governance Specifications* to systematically identify and remediate existing improper permissions, while establishing a formal system and process for access requests. During the year, the Company incurred no incidents that led to operational downtime.



During the year, the Company incurred

no incidents that led to operational downtime




Potential Hazard Control

Potential hazard control is crucial for ensuring the stable operation of cloud services. The Company has established a comprehensive control system spanning both infrastructure and software code to ensure robust safeguards for preventing system failures. At the network transmission level, the Company advances initiatives such as transforming legacy architectures, optimizing system performance, and phasing out and replacing outdated equipment, achieving zero major transmission failures throughout the year. At the software code level, the Company introduces chaos engineering[7] to test the reliability and robustness[8] of its systems. These tests cover 102 business scenarios across five core services of the public cloud IaaS (Infrastructure as a Service) control plane, including network outages, jitter, process hangs, and other typical failure scenarios. All identified anomalies have been addressed and remediated.

Stress Testing	Automated Configuration Checks	Firmware Version Management
Simulate high-load environments to verify the stability of high-performance computing services under varying concurrent conditions, ensuring stable operation during peak periods	Verify system parameters against predefined standards to prevent functional anomalies or performance degradation caused by configuration errors	Centralize upgrades and maintenance of firmware to minimize compatibility issues arising from different firmware versions

Product Quality Monitoring

In strict compliance with the *Kingsoft Cloud Service Comprehensive Review Checklist* (hereinafter "the Checklist"), the Company continuously monitors basic indicators in relation to physical equipment and operating system to enhance service stability and compliance. Outliers will instantly trigger alerts and be escalated immediately, and all basic indicators were 100% monitored this year. For cloud services not yet launched, we review basic indicators against the Checklist. For cloud services that are already rolled out, we conduct regular inspections to ensure that our products continuously meet the compliance requirements during operation, maintenance and the change process.

This year, the Company continued to advance the development of Service Level Indicators (SLI), expanding coverage to six new products and encompassing SLI configuration for over 600 services and modules. In addition, the Company actively promoted the "Shift Left" quality management philosophy to integrate quality assurance into the earlier stages of the R&D process. This approach aims to prevent quality defects at the source by identifying and resolving issues earlier. At present, the Company has shifted the monitoring capabilities forward for two major product lines — business platform and cloud monitoring, and completed the review of monitoring capabilities for three new functions and modules.

[7] Chaos engineering introduces controlled disruptions into systems to validate system resilience and robustness.

[8] Reliability and robustness testing involves constructing abnormal inputs or simulating software or hardware failure scenarios to verify the system's ability to maintain stable operation under abnormal conditions.

Change Operation Management

This year, the Company continued to optimize change control. Specifically, for our cloud host and cloud network product lines, we integrated risk control functions into 35 high-frequency used modules, covering approximately 30% of high-frequency change scenarios. The Company also conducted standardized rectification on the TOP change management platform and the network management platform to further strengthen lifecycle control over change operations. This year, the Company incurred 0 failures due to changes of the platforms.

Operation and Maintenance Automation

To address common failures in the operation and change processes of computing and storage product lines, we have integrated common failure scenarios, high-frequency and repetitive issues and corresponding solutions into the Bianque system, an automated operation and maintenance platform. The system automates cause analysis and failure repair through automated script, intelligent tools, etc., thereby effectively improving the efficiency and accuracy of troubleshooting. This year, the Company integrated location-based diagnosis and self-healing functions into 93 business scenarios, representing a 340% year-over-year increase compared to 2024. These functions have been invoked over 200,000 times with a success rate of 96%, significantly bolstering the automated operation and maintenance capabilities of the Bianque system.

In addition, the Company continued to drive the implementation of the Aoge service tree management system, and optimize monitoring alerts and observability management, enhancing the systematic, visual and intelligent aspects of operational work. Currently, four product lines, including cloud host, cloud network, business platform, and cloud monitoring, have transitioned to a standardized operation and maintenance model based on the Aoge service tree management system.



Emergency Response Specifications

We centrally oversee the resolution process of major incidents through the Kingsoft Cloud WarRoom (KSC-WarRoom), a service failure emergency command platform, and effectively allocate resources to enable rapid incident response, handling, and resolution. This year, the Company organized emergency drills targeting fault reporting for nine core products, and deployed a rapid fault reporting function on its WarRoom platform. The Company also clarified the roles and responsibilities of internal leads and coordinators. In addition, the Company has built and tested cross-region disaster recovery capabilities for the public cloud console. Core service workloads were deployed across data centers in two separate regions, which effectively mitigated the risk of widespread service outages caused by a single-region failure. As a result, the console's availability SLA (Service Level Agreement) increased to 99.995%, corresponding to a total unplanned downtime below five minutes per year. At the same time, the mean time to recover was reduced by over 50%.



As a result, the console's availability SLA (Service Level Agreement) increased to

99.995%





Corresponding to a total unplanned downtime below

5 minutes per year

This year

the Company completed

the annual audit for the Highest (Level 1) ITSS Operation and Maintenance Certification.

This year

the Company successfully obtained

the Level 5 (Highest) CMMI (Capability Maturity Model Integration) certification, and completed the quality audit organized by the CMMI Institute.

Awareness Promotion

The Company continues to enhance the awareness of operation and maintenance security and strengthen the development of a quality culture. We organize employee training on internal management policies, such as the *Kingsoft Cloud Management Specifications for Operation and Maintenance Permissions* and the *Kingsoft Cloud Management Specifications for Operation and Maintenance Security*. These training activities help employees understand online operation and maintenance protocols, login and privilege standards, and proactively mitigate security risks and operational disruptions at the source caused by weak security awareness or non-compliant operations.

This year, the Company launched its inaugural Quality Month campaign, and distributed the *Kingsoft Cloud Quality Implementation Manual* to all employees, contributing to overall promotion of its quality management system. To drive employee engagement, the campaign featured a variety of activities, including online mini-games, offline carnivals, quality suggestions, "Quality Sprint" challenges, and "Voice of Quality" sharing, attracting over 2,200 participants. Furthermore, the Company organized quality training and assessments for all employees within four primary departments: Public and Enterprise Services, Industry Cloud, Intelligent Computing Cloud, and Security Department. These programs were designed to systematically enhance employees' awareness and understanding of quality management.



强化质量管理
提升服务稳定
金山云首届质量月

Kingsoft Cloud Quality Month

Service Quality Assurance

Kingsoft Cloud, adhering to its "customer-centric" service philosophy, stays committed to delivering customers with more professional, efficient, and attentive service experience. We are committed to "formalizing best practices into guidelines and improving collaborative efficiency". By thoroughly reviewing, optimizing and integrating our existing service processes, we have tangibly elevated our service quality.

This year, the Company published the *Management and Operation Manual for After-Sales Services*, offering service teams a one-stop guide with standardized and visualized key service processes. In the Manual, we comprehensively updated the processes across four core modules, including foundational specifications, inter-departmental collaboration, business operation, and organizational operation. By eliminating redundancies, replenishing the missing information and updating contents, we ensured precise alignment between processes and business scenarios. The Company also applied a quarterly iterative update mechanism to keep after-sales service processes responsive to evolving business and customer demands.

Premium Service Teams

Kingsoft Cloud has established a professional customer service team, and engaged senior technical experts to standardize the frontline customer service workflows, enhance response speed, and improve problem-solving capabilities. Our cloud computing, edge cloud, core infrastructure, and technical support teams collaborate closely to ensure stable, efficient, and continuously evolving services that meet diverse customer needs.

This year, the Company optimized its customer service organizational structure and operational model. By deploying specialized teams and expanding our localized network, we established a tiered, collaborative, and responsive service system. We established professional customer service teams and senior technical expert teams to deliver standardized and efficient service support. To cater to diverse customer requirements, we implemented a multi-layered service model featuring dedicated VIP after-sales support and the Technical Account Manager (TAM) team. In 2025, we empowered the TAM team by integrating expertise across multiple products and technologies. This holistic approach enables the team to provide core customers with one-stop, in-depth support, spanning technical assistance and business planning.

To expand regional service coverage and improve response efficiency, the Company established additional local service points, staffed by dedicated service and technical personnel. This initiative accelerated on-site support for regional customers, empowered the team to better address local business needs, and strengthened customer trust and loyalty.

Furthermore, the Company continuously refines its closed-loop customer feedback mechanism. By tracking service tickets and conducting customer surveys, we drive continuous process improvement to ensure stable and reliable service delivery that consistently meets customer expectations.



Kingsoft Cloud

About the Report   Chairman's Message   About Kingsoft Cloud   Corporate Governance   Labor Cultivating   **Operational Excellence**   Unified Eco-Creation   Digital Innovation   Appendix   37

Empowering Service Teams

The Company continues to refine its training framework for service teams based on practical after-sales service needs, covering product knowledge, technical troubleshooting, communication skills, and management capabilities. In 2025, the Company conducted over 170 specialized training sessions. By integrating theoretical instruction with practical exercises, we effectively elevated the overall professional competency of the customer service teams. This year, a key focus was placed on targeted collaborative training with product teams in the public cloud and intelligent computing cloud sectors. Through "expert demonstrations and interactive Q&A", these sessions honed after-sales teams' skills in core product functionality, scenario-based troubleshooting and product iteration. This initiative strengthened the professional capabilities of after-sales teams in specific product areas, while reinforcing coordination between product and service teams. As a result, cross-team response times declined, and first-contact resolution rates increased, contributing to higher customer satisfaction.

Customer Inquiries and Complaints

This year, we continued to fortify our governance framework for customer complaints and feedback. Building on strict adherence to the *Customer Complaints Management Measures*, we streamlined complaint-handling procedures, reinforced closed-loop management, and introduced a new root-cause analysis mechanism to enhance service quality and elevate customer satisfaction.

We offer round-the-clock customer support via hotlines, online support, technical support tickets, and expert services, ensuring seamless accessibility of and rapid response to customer inquiries and complaints. We implement a first inquiry-based accountability system together with a closed-loop resolution mechanism. These measures clarify the primary responsibility for customer management, and ensure that customer inquiries and incident reports are handled promptly and resolved effectively. In addition, we deeply integrate our product R&D, operation, maintenance, and work order system to improve end-to-end problem solving efficiency.

We activate a WarRoom response mechanism to address major or urgent complaints. When a customer complaint arises, the after-sales team promptly activates the WarRoom, breaking down departmental barriers and linking up with responsible persons at all levels of the relevant product lines. This accelerates problem resolution and minimizes the impact on the customer's operations.

In 2025

In 2025, we advanced our service capabilities through AI integration, and developed and launched a suite of AI tools such as the Intelligent Service Middle Platform, AIonCall Process Manager, and Yunqiao GPU Agent. These tools enabled smarter and more efficient resolutions to customer issues, laying a solid foundation for the digital preservation and evolution of service expertise.

Intelligent Service Middle Platform

The Intelligent Service Middle Platform focuses on customer issue resolution scenarios. Leveraging AI to integrate front- and back-end systems, including the work order system and the "Bianque Self-healing and Troubleshooting Platform", it automates experience accumulation and cross-system coordination. Since its launch, the Platform has automatically captured 183 high-quality cases. It has reduced the average time required to retrieve key information from 10 minutes to 2 minutes, significantly improving the efficiency of troubleshooting and resolution. By doing so, the Platform supported the development of an evolving service knowledge base.

Customer Complaint Response Process



Complaint handling

- On-call response within 90 seconds
- Brief customers about handling progress and investigation direction every 15 minutes



Complaint handling report

- Present detailed handling reports to customers within 24 hours after complaints are solved



Subsequent improvement and follow-up

- Complete internal review and work out optimization and improvement plans within 24 hours after complaints are solved, and follow up the optimization and improvement results

Customer follow-up

- 100% customer follow-up

This year, the Company introduced a "Quality Inspection-Driven Deep Review" mechanism. Building on routine customer complaint analysis and the knowledge base entry, we proactively identified potential issues and typical cases through quality checks during service delivery. We organized in-depth cross-functional reviews to conduct root cause analysis from process handoffs, personnel operations, and system support, and proposed targeted improvement measures accordingly. These efforts refined process and internal rules, thus preventing the recurrence of similar issues at the source through "case review, systemic optimization" to achieve preventive management.

To turn customer complaints into organizational capabilities, the Company established a structured mechanism to analyze, capture and apply insights from complaints. Each complaint undergoes structured failure analysis and cross-functional case reviews. The findings are transformed into valuable knowledge assets such as FAQs and solutions to enrich the knowledge base. Leveraging the EZone system, we are able to track complaint response progress in real time. The system can automatically categorize and archive recurring issues and their solutions, making it easy for service teams to search for and reuse proven solutions whenever needed. In 2025, the Company added 229 new FAQ entries and drove 252 product and process improvements. With the knowledge base exceeding 11,207 entries, we have significantly enhanced our teams' overall response capability and problem-solving efficiency.

Service Quality Assessment

In 2025, with a focus on long-term incentives and knowledge accumulation, the Company upgraded its service quality assessment and management system to improve service quality. In addition to tracking key performance indicators such as the "resolution rate within 30 minutes" and "rate of invalid feedback to the back-end departments[9]", the Company introduced a new "Little K Medal" incentive program. The program awards employees points and recognition in a transparent and timely way based on their achievements in resolution efficiency, customer satisfaction, and proactive service. This establishes a positive cycle of "Performance-Incentive-Growth". The Company also evolved its service quality "Red and Black List" mechanism into the "Red and Black List: Chronicle" model. Under this model, outstanding service cases and effective methods are refined and incorporated into standardized service manuals. This establishes a closed-loop management process of "Exposure, Analysis, Correction, and Review". By synergizing incentives with management controls, we significantly boosted the service teams' motivation and engagement. At the same time, this approach ensured the effective accumulation of service knowledge and continuous process optimization, establishing a solid institutional foundation for sustained improvements of service quality.

In 2025

 We offered customer services up to **64,940** times

 We received **86** customer complaints throughout the year

 Achieving a response rate of **98.99%** within 90 seconds

 A resolution rate of **95.89%** within 30 minutes

 A rate of invalid feedback to the back-end departments of **0.26%**

And a customer satisfaction of **97.65%**

[9] Invalid feedback to the back-end departments: The customer issues that cannot be solved by the customer service team due to its limited authority and capabilities need to be communicated to product R&D, operation, and maintenance departments for assistance in resolution. The rate of invalid feedback to the back-end departments refers to the percentage of customer issues that customer service teams should have been familiar with and able to tackle but have wrongly passed on to the back-end departments.

Satisfaction Survey

In 2025, the Company optimized its customer satisfaction survey mechanism to gather feedback throughout the service lifecycle and across diverse business dimensions. The survey measured key factors such as service professionalism, response speed, resolution efficiency, communication quality, and collaboration experience. By analyzing quantitative scores and qualitative feedback, the Company accurately identified several common weaknesses impacting customer experience, and accordingly formulated targeted improvement plans to improve service processes and staff capabilities.

To further enhance internal collaboration efficiency, the Company launched its inaugural internal satisfaction survey. The survey gathered feedback from teams across functions, including business, pre-sales, operation and maintenance, and product, and assessed metrics such as response speed, cooperation efficiency, and technical support capabilities. In response to collaboration inefficiencies revealed by the survey, the Company rolled out targeted process optimizations and training programs to foster a robust internal service support system.



Sustainable Supply Chain

Kingsoft Cloud is committed to fairness, integrity, transparency, and mutually beneficial cooperation in its engagement with suppliers. We continue to refine the supplier lifecycle management mechanism, practice responsible procurement through concrete actions, and leverage our excellent ESG practices to comprehensively empower suppliers in enhancing their ESG management. By doing so, we work with partners to build a sustainable supply chain.

Supplier Lifecycle Management

Kingsoft Cloud aligns its supplier practices with the *Universal Declaration of Human Rights*, the *International Labor Organization's Declaration on Fundamental Principles and Rights at Work*, and the *United Nations Guiding Principles on Business and Human Rights*. Drawing on these frameworks and its own operating context, the Company has established the *Human Rights Policy of Kingsoft Cloud,* and enforces a zero-tolerance stance toward human rights violations by suppliers. All suppliers are required to adhere to the following principles as a prerequisite for doing business with the Company:

 Prohibit the use of child labor and any form of forced labor

 Eliminate unlawful discrimination and uphold equal employment opportunities

 Ensure a safe and healthy working environment for all employees

Kingsoft Cloud has implemented a comprehensive supplier lifecycle management system covering onboarding, performance evaluation, and exit procedures. This framework enables timely and accurate monitoring of supplier dynamics, helping to safeguard the resilience and stability of the supply chain. We have developed a suite of internal policies, including the *Kingsoft Cloud Bidding Management Policy*, the *Kingsoft Cloud Procurement Management Policy*, the *Supplier Performance Evaluation Guidelines*, the *Project-Based Supplier Management Manual*, and the *Supplier Lifecycle Management Protocol*. These documents outline clear procedures for each stage of our supplier engagement, with ESG performance integrated as a key criterion in both selection and ongoing assessment. We incorporate clear provisions on anti-corruption, information security, and intellectual property protection into our supplier contracts. Suppliers are required to sign the *Supplier Code of Conduct*, the *Partnership Commitment Letter*, and the *Supplier Guidelines*, affirming their commitment to comply fully with Kingsoft Cloud's governance standards. These measures are designed to mitigate ESG risks across the supply chain. In 2025, 100% of the Company's suppliers adhered to these management requirements.

As of December 31, 2025, Kingsoft Cloud had a total of 1,312 suppliers. Of these, 93.2% were based in Chinese Mainland, while the remaining 6.8% were located in other countries and regions.

Indicator(s)		2025
Number of suppliers by region	Total number of suppliers	1,312
	Chinese Mainland	1,223
	Other countries and regions	89

Supplier Onboarding

Kingsoft Cloud requires all suppliers to complete the *Supplier Qualification Survey Form* before admission. The Supply Chain Management Department, Finance Department, Legal Department, and other departments comprehensively evaluate suppliers from multiple dimensions such as operational conditions, financial stability, industry qualifications, quality control, and ESG performance. Suppliers meeting all requirements are included in our supplier pool.

Our suppliers are categorized into equipment suppliers and service providers. For different types of suppliers, the Company applies differentiated ESG qualification requirements:

- Service providers are required to hold relevant certifications in areas such as occupational health and safety (e.g., ISO 45001) and information security (e.g., ISO 27001).

- Equipment suppliers must provide certifications related to quality management (e.g., ISO 9001) and energy management (e.g., ISO 50001). In addition, the Company conducts on-site inspections to evaluate factory conditions, production facilities, and staffing arrangements.

Kingsoft Cloud also places strong emphasis on labor rights within the supply chain. Key indicators such as wage levels, working hours, social insurance payments and health and safety practices are carefully reviewed. Suppliers are required to ensure that their labor management practices comply with applicable legal standards.


Supplier Evaluation

In accordance with the *Kingsoft Cloud Procurement Management Policy*, the Company assesses various types of suppliers across multiple dimensions, including corporate qualifications, technology and quality, delivery, and ESG performance. Suppliers are scored based on their performance and are classified into four tiers: Strategic Suppliers (S-class), Core Suppliers (A-class), Collaborative Suppliers (B-class), and Observed Suppliers (C-class). Preference is given to higher-rated suppliers, who may receive incentives such as payment support in recognition of their performance.

For new suppliers and existing suppliers introducing new products, we conduct rigorous on-site audits covering critical management areas such as factory conditions, workforce allocation, and emergency response capabilities. We follow up through one to two scheduled visits each year to monitor progress and drive continuous improvement in supplier management practices.

Key ESG Issues in Supplier Evaluations:

For service-based suppliers	Service quality, operation and maintenance qualifications, professional certifications of employees, social insurance payment records, etc. (subject to annual evaluation)
For equipment suppliers	Service and product quality, environmental certifications, labor management, employee health and safety, etc. (subject to quarterly or semi-annual evaluation)

Supplier Rectification and Exit

The Company has established mechanisms for supplier rectification and exit. The suppliers receiving lower ratings are offered necessary guidance and training, along with incentives, to help them improve within a set time frame. If a supplier receives a C rating in two consecutive evaluations, we will terminate cooperation with them.

Kingsoft Cloud requires all partners listed in its approved supplier roster to fully comply with applicable laws and regulations. For suppliers that fail to meet performance standards or are found in breach of the Company's red lines, such as engaging in bribery, corruption, inadequate qualifications, or failing to meet product quality standards, Kingsoft Cloud will implement a clear exit mechanism. This includes measures such as issuing warnings, suspending collaboration, or disqualifying suppliers, all aimed at maintaining the quality and stability of the supply chain.

Responsible Procurement

Sustainable Procurement

Kingsoft Cloud adopts tailored green procurement standards based on supplier categories. Equipment suppliers are required to provide documentation such as energy efficiency certifications and environmental label certifications, while recycling equipment suppliers must hold waste electrical and electronic equipment treatment qualifications.

Equipment suppliers	energy efficiency certifications and eco-labels are required
Recycling equipment suppliers	waste electrical and electronic equipment treatment qualification is required

Under equal conditions, we prioritize collaboration with suppliers that demonstrate excellence in areas such as sustainable development, ESG development, human rights, occupational health, environmental protection, climate action, privacy and data security, anti-corruption and anti-bribery efforts, anti-discrimination practices, poverty alleviation, and public welfare initiatives. We explicitly require our suppliers to reduce emissions of waste, exhaust gases, and wastewater; efficiently utilize energy and resources; and seek opportunities for waste recycling and reuse. Additionally, we encourage the adoption of environmentally friendly, biodegradable, or recyclable materials to achieve environmental protection and sustainable goals, thereby mitigating the impact of their production and operational activities on the environment and human health. The Company provides incentives, such as "early payments", to encourage suppliers to produce green products and actively implement environmental protection measures, thereby promoting the green and low-carbon development of the supply chain.

 Kingsoft Cloud

About the Report   Chairman's Message   About Kingsoft Cloud   Corporate Governance   Labor Cultivating   **Operational Excellence**   Unified Eco-Creation   Digital Innovation   Appendix   41

Conflict Minerals Management

Kingsoft Cloud has established the internal policy for managing conflict minerals, underscoring its commitment to human rights and environmental responsibility. We are dedicated to ensuring responsible sourcing across all raw materials used in our products. And we explicitly prohibit the use of conflict minerals that directly or indirectly finance armed groups. To uphold this commitment, we implement necessary traceability measures to verify the lawful origin of any minerals involved in our supply chain. Conflict mineral provisions are embedded in supplier contracts, and any supplier found in violation of these requirements may face suspension or termination of cooperation.

Supply Chain Capacity Building

We are committed to growing alongside our suppliers by offering targeted support and capacity-building initiatives that strengthen their ESG management capabilities. Through on-site visits, supplier engagement programs, questionnaires and educational campaigns, we foster deeper collaboration on key issues such as business integrity and product quality, working together to build a more sustainable supply chain.

The Company internally conducts special training for procurement personnel, focusing on supplier onboarding standards and related management systems, and precisely enhancing the team's capabilities in supplier management.

Procurement Personnel Capacity Building



⟫ Integrity training

In 2025, the Company organized specialized integrity training for internal procurement personnel, focusing on key areas such as bidding management, conflict of interest avoidance, and procurement regulations. To assess training effectiveness and reinforce comprehension of content, evaluations were conducted, achieving a 100% pass rate.



⟫ Special training

Camelot conducted targeted training for procurement staff on supplier management policies, such as supplier onboarding standards and related management system, systematically enhancing the management capabilities of the procurement team. This initiative solidly advances the annual supplier evaluation process and continuously improves the overall compliance level of suppliers.





04 Unified Eco-Creation

Kingsoft Cloud actively responds to the "Dual Carbon" goals, focusing on low-carbon transformation and climate change adaptation by deeply integrating green principles into the operations of data centers and daily office operations. At the same time, leveraging its technological strengths, the Company deepens its social responsibility practices, empowering critical sectors such as healthcare and public services with advanced technology, and collaborating with stakeholders to jointly build sustainable social well-being.

Applicable SDGs:













3 GOOD HEALTH AND WELL-BEING
4 QUALITY EDUCATION
6 CLEAN WATER AND SANITATION
11 SUSTAINABLE CITIES AND COMMUNITIES
12 RESPONSIBLE CONSUMPTION AND PRODUCTION
13 CLIMATE ACTION

Environmental Protection

Kingsoft Cloud strictly complies with laws and regulations related to environmental protection, such as the *Environmental Protection Law of the People's Republic of China*, the *Energy Conservation Law of the People's Republic of China*, and the *Law of the People's Republic of China on the Prevention and Control of Environmental Pollution by Solid Wastes*. Aligning with the national "3060 Dual-Carbon Goals", we integrate green and environmentally friendly principles into the daily operation of our data centers and office premises. Through consistent tangible actions, we fulfill our commitment to green operations.

Green Data Center

Data centers are the main source of greenhouse gas (GHG) emissions for Kingsoft Cloud. The Company actively responds to policies, including the *Special Action Plan for Green and Low-Carbon Development of Data Centers* and the *Plan for Implementing the Requirements of Carbon Peak and Carbon Neutrality Targets to Promote the Green and High-Quality Development of Data Centers and New Infrastructure such as 5G*. Specifically, we further enhance the energy efficiency of our data centers and reduce CO_2 emissions. We have formulated internal policies such as the *IDC Project Design Management Measures*, the *IDC Project Quality Management Measures* and the *Design Standard for Liquid-Cooled Data Centers*. Targeted management measures are adopted at various stages of data center development, including location selection, design, construction, and operation, to ensure energy conservation and emission reduction. We remain committed to improving data center energy efficiency, setting PUE targets, and directly linking the achievement of this indicator to the performance evaluations of primary responsible personnel. Concurrently, failure incidents are incorporated into the performance assessment system for supervisors and above.

Environmental Targets and Requirements

Self-built Data Centers

PUE and WUE targets of Beijing Yizhuang Data Center:

	Targets in 2025	Progress in 2025	Targets in 2026
Annual average PUE	Not higher than 1.361	1.359 (achieved)	Not higher than 1.356
Annual average WUE	Not higher than 1.94	1.93 (achieved)	Not higher than 1.91

PUE and WUE targets of Tianjin Yixianyuan Data Center:

	Targets in 2025	Progress in 2025	Targets in 2026
Annual average PUE	Not higher than 1.258	1.257 (achieved)	Not higher than 1.255
Annual average WUE	Not higher than 2.00	1.97 (achieved)	Not higher than 1.95



|Leased Data Centers

We prioritize environmentally friendly data centers, making energy conservation and emission reduction performance a core decision-making factor for data center partnerships. When selecting new leased data centers, in addition to evaluating factors such as cost, geographical location, and security, the Company also adopts PUE and WUE as key technical indicators. We explicitly require that the design PUE value for newly built or expanded data centers should not exceed 1.3 in principle, and that the WUE value should align with advanced levels corresponding to local water scarcity conditions. Furthermore, we prioritize collaboration with data center service providers who provide authoritative third-party energy efficiency certifications and commit to using a high proportion of clean energy.

Taking the Changshu GLP Data Center as an example, when selecting to collaborate with this data center, the Company explicitly required that its design PUE value must not exceed 1.3. This indicator was incorporated as a key technical specification within the lease agreement, thereby ensuring data center infrastructure quality from the outset.

For leased data centers already in use, the Company sets baseline requirements for annual improvement in energy efficiency and carbon emission intensity, and continuously monitors the PUE indicator to drive a year-on-year reduction in the carbon emission intensity per unit of computing power. Should indicators such as PUE at leased data centers fail to meet requirements, we will assist the existing data center partners in implementing energy-saving technological retrofits to jointly enhance their green performance. For data centers that consistently fail to meet the baseline energy efficiency requirements and lack concrete improvement plans, the Company will initiate a "partnership termination procedure" to switch to data center service providers that better align with green standards.



The Company requires that the design PUE value for newly built or expanded data centers should not exceed **1.3** in principle.

Data Center Construction

The Company always adheres to the principle of "not damaging the regional ecology" in the data center development, so as to build green data centers from the source.

▶ Location Selection

During location selection, we comprehensively consider business needs, local energy distribution and temperature conditions, and prioritize areas with sufficient green energy, such as wind and solar energy. This approach effectively reduces fossil fuel consumption in the operation of data centers, thus minimizing the environmental impact of operational activities. Placing high importance on the climatic conditions for data center site selection, we highly value local temperature suitability and prioritize areas where natural cooling technologies can be applied to reduce energy consumption.

▶ Design

We rigorously abide by the *Code for Design of Data Centers* (GB 50174-2017), the *Design Standard for Energy Conservation of Public Buildings*, and the *Assessment for Green Data Center*. We also align with the internationally recognized industry design standard for data center reliability and resilience, namely Uptime Tier III/IV, in conducting the planning and design of our data centers. While ensuring robust computing power, we place significant emphasis on the green attributes of the data center.

The Company engages third-party companies to perform an environmental impact assessment of the project. This assessment thoroughly analyzes the potential risks of water, air and noise pollution during both the construction and operation, and provides effective countermeasures to mitigate these impacts. Prior to the construction of data centers, we file and obtain relevant approvals in accordance with the *Law of the People's Republic of China on Environmental Impact Assessment*.

▶ Construction

During the construction, we mandate constructors to comply with environmental protection requirements and implement targeted controls for noise, dust, and other pollutants. This ensures green and civilized construction with high standards and strict requirements. We also strictly abide by relevant requirements, such as the *United Nations Convention on Biological Diversity*, to avoid or minimize the impact of data center construction on biodiversity.

Kingsoft Cloud

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Kingsoft Cloud (Tianjin) Yixianyuan Cloud Computing Data Center was awarded the title of "Carbon Neutral Data Center Innovator" by the Ministry of Industry and Information Technology in the assessment of low carbon rating of data centers. Kingsoft Cloud Beijing Yizhuang Data Center meets the requirements of the *General Technical Requirements and Test Method for Data Center Site Infrastructure* (CQC1312-2017) and has obtained the "Data Center Site Infrastructure" certification. As of the end of the reporting period, 64% of the Company's leased data centers have obtained the Grade A (highest level) Data Center Site Infrastructure Certification issued by the China Quality Certification Center (CQC).







Title of "Carbon Neutral Data Center Innovator"

"Data Center Site Infrastructure" certification

In addition, in terms of infrastructure management for leased data centers, Kingsoft Cloud has established stringent standards. We require all leased data centers to either comply with the national standard GB 50174-2017 *Code for Design of Data Centers* to ensure infrastructure design meets the highest national level requirements, or obtain Uptime Tier III or Tier IV standard certification to ensure the reliability and availability of the infrastructure align with leading domestic and international levels.

Green Technology and Equipment

The Company optimizes IT equipment deployment with regular updates, and timely adjusts and optimizes refrigeration and power supply and distribution systems. Utilizing the dynamic environmental monitoring system, we enhance the operational efficiency of the data center while reducing its energy consumption. The Company optimized the operating parameters of the data center's Building Automation (BA) system. This optimization enabled more precise energy management of the data center and supports its green and low-carbon operations.

IT Equipment

- Rationally deploy IT infrastructure to reduce energy consumption and greenhouse gas emissions per unit of computing power.

- Reduce energy waste by choosing energy-efficient IT equipment, such as high-performance Reduced Instruction Set Computers (RISC).

- Develop a plan to replace old equipment and phase out inefficient equipment in the existing data centers.

Refrigeration System

- Dynamically adjust and optimize the number of cooling units in operation based on the cooling load demand at the end, saving approximately 100,000 kWh of electricity throughout the year.

- Install connecting valves between cooling towers to leverage the natural environment cooling for heat exchange, reducing the extra cooling capacity needed for system cooling, saving about 210,000 kWh of electricity throughout the year.

- Increase the chilled water outlet temperature to reduce the temperature difference between the condenser and the evaporator, saving approximately 130,000 kWh of electricity throughout the year.

- Adjust the minimum speed of the circulating water pump to cut down on energy consumption, saving approximately 100,000 kWh of electricity throughout the year.

- Reduce the speed of air conditioning fans while ensuring the server room temperature, and improve the sealing of cold and hot aisles by enhancing cabinet sealing, saving approximately 1.2 million kWh of electricity throughout the year.

- To accommodate the deployment requirements of high-power-density servers and their cold plate cooling systems, Kingsoft Cloud (Tianjin) Yixianyuan Cloud Computing Data Center establishes a testing platform for cold plate liquid-cooled servers and liquid cooling systems. The platform is used to conduct tests under various operating conditions on the cold plate liquid cooling system, summarize and develop construction standards for liquid-cooled data centers, and refine emergency response plans related to liquid cooling operations and maintenance. These efforts provide solid support for the subsequent large-scale deployment, standardized operations and maintenance, and risk prevention and control of liquid cooling systems.

Kingsoft Cloud

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Power Distribution and Supply System

- Prioritize the selection of energy-efficient power distribution equipment, reduce power loss of the power distribution system, and improve power transmission efficiency.

- Lower the heating start-up temperature of diesel generators to reduce the energy required for preheating, saving about 20,000 kWh of electricity throughout the year.

- Control the length of start time of the diesel generator set to reduce the idle time of the generators, and install a water jacket heating controller for the diesel generator set to reduce the number of starts and reduce the diesel consumption without affecting the normal operation.

- During periods of low data center operating load, while ensuring that the UPS (uninterruptible power supply) load does not exceed 45%, implement a rotational operation mode for the UPS equipment. Under this approach, one unit from each UPS group is taken offline to serve as a standby to reduce the operational loss of the UPS equipment, saving about 20,000 kWh of electricity throughout the year.

Dynamic Environmental Monitoring System

- The Company optimizes the dynamic environmental monitoring system by video monitoring, setting alarm threshold, failure alarm, emergency handling, and recording and processing of relevant data. These measures enable us to promptly and accurately identify environmental issues of the server room, thereby preventing energy waste caused by equipment failures.



Procedure name	Content
SOP	Including the Standard Operating Procedure (SOP) of electrical, HVAC, low-voltage electrics, and fire safety, such as the SOP of planned dual-circuit power outages, and monthly no-load testing of diesel generators.
EOP	Including the Emergency Operating Procedure (EOP) of electrical, HVAC, low-voltage electrics, and fire safety, such as the EOP of mains power outage (diesel generator self-starting), uninterruptible battery failure, and air-conditioning equipment water supply system failure.
MOP	Including the Maintenance Operation Procedure (MOP) of electrical, HVAC, low-voltage electrics, and fire safety, such as the MOP of annual infrastructure operation and maintenance operations, training, exercise plans.

This year, the Company revised the EOPs of electrical and HVAC to address transformer failures, loss of cooling equipment redundancy due to terminal power supply failures, single-line municipal water outages, and low municipal water pressure. These enhancements strengthen system reliability and operation and maintenance efficiency.

We have established an inspection mechanism to conduct comprehensive inspections of all the leased data centers on a quarterly basis, as well as special inspections based on changes in climatic conditions and external environment. For issues identified during inspections, the Company proactively assists the leased data centers in formulating targeted rectification plans, rigorously evaluates the effectiveness of these corrective measures, and continuously tracks the progress of rectification. This approach drives the closed-loop resolution, minimizing operational risks and potential hazards. In addition, the Company conducts regular health assessments of leased data centers. These assessments involve specialized reviews focusing on the safety and reliability of the data center infrastructure, as well as key energy efficiency indicators such as PUE and WUE. This ensures that the operation of leased data centers complies with industry standard requirements, including the GB 50174-2017 *Code for Design of Data Centers* and the Uptime Tier standards. Using the inspection results and health assessment conclusions as core inputs, the Company formulates annual optimization plans for its leased data centers. These plans involve a comprehensive review of the infrastructure's operational status to ensure its continued stability and reliability, ultimately providing customers with a green and secure service environment.

Kingsoft Cloud

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Green Computing Power

The Kingsoft Cloud Qinghai Intelligent Computing Center officially commenced operations at the CHINA TELECOM (National) Digital Qinghai Green Data Center in the Hehuang New District of Haidong City. As of the end of the reporting period, the proportion of green power usage at the Qinghai Green Data Center reached 74%.

Green Operation and Maintenance

The Company has clearly defined the requirements for energy and resource utilization during data center operations. We implement a range of measures to minimize environmental pollution caused by wastewater, waste gas, and noise.

Energy Conservation

We take a series of energy control measures to reduce energy consumption while ensuring stable services.

- Implement the power rationing and supply guarantee plan by reducing the electricity consumption of non-business equipment and selectively turning off office air conditioning and lighting when the power system implements power rationing.

- Enhance lighting control in the data centers by implementing intelligent lighting systems in the module server rooms and optimizing the configuration of lighting fixtures in public corridors, saving approximately 150,000 kWh of electricity throughout the year.



Changshu GLP Data Center

The Changshu GLP Data Center dynamically adjusts the core operating parameters of its air conditioning system in response to real-time outdoor weather data and changes in data center operating load. This ensures the chillers consistently operate within their most efficient range, thereby enhancing the energy efficiency of the air conditioning system. The data center comprehensively upgrades the group control strategy for equipment in the cold station, including chillers, water pumps, and cooling towers. By introducing AI algorithms for load forecasting, it achieves coordinated control and optimal start-stop combinations of equipment, effectively improving the overall energy efficiency ratio of the cooling source system. Furthermore, the facility's operating procedures are revised to strengthen seasonal adaptive cooling management. In winter, the system maximizes the use of low-temperature outdoor air for cooling, thereby minimizing the operational runtime of the chillers. In 2025, the average PUE of the Changshu GLP Data Center decreased by 0.011 compared to the previous year, resulting in an annual electricity saving of approximately 360,000 kWh.

Clean Energy Use

The Company proactively explores the application of clean energy, gradually reducing its dependence on fossil fuels to promote green and sustainable development.

- Use solar energy to provide domestic hot water for the Park throughout the year, with annual available heat of about 30 GJ, which is equivalent to the reduction of consuming 1.05 tonnes of standard coal.

- Tianjin Data Center plans to lay photovoltaic panels on its roof to power water pumps, air conditioners and other equipment. It also adopts advanced energy storage technology to purchase and store electricity at lower rates during off-peak grid periods, thereby reducing the operating costs of the data center.

- In collaboration with the Park, Beijing Data Center leverages the temperature difference between supply and return water of the data center's chilled water system to provide heating for the heat recovery units during the transition between winter and spring. This initiative significantly lowers the return water temperature of the chilled water system and alleviates the load on the refrigerating unit.

- Promote the use of green electricity in leased data centers, and facilitate the construction of distributed photovoltaics. Photovoltaic power generation equipment has been installed in Shanghai SINNET server room and Pujiang GDS server room, with a total installed capacity of 350 kW.



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Water Management

We take a variety of measures to effectively manage water in data centers, and reduce water consumption by recycling and reusing water.

- We use water-saving equipment such as high-efficiency cooling towers and wet film humidifiers to reduce water consumption.

- Beijing Data Center installs intelligent water meters to monitor water consumption in real time and water softening devices to purify the water fed into humidifiers. This move helps to manage the water supply accurately and reduce blowdown loss from humidifiers.

- Tianjin Data Center implements refined drainage control for the water system, mitigates the negative impact of water quality on drainage and lowers the system's water requirements.

- Implement rainwater recycling projects by building rainwater collection systems in the Park, i.e., building rainwater storage tanks which is treated to meet relevant standards before being used for park cleaning , saving 1,400 tonnes of water annually.

- Implement a real-time water resource monitoring system that uses intelligent water meters to monitor water usage in real time, enabling the prompt identification and resolution of water drainage waste issues.

- Strengthen the daily maintenance and management of water-saving and water supply equipment in office areas, resolutely eliminating any water leaks and drips caused by human factors.

In terms of wastewater treatment, data centers generate wastewater primarily from cleaning and sewage discharge of chiller and cooling tower. The Company has adopted multiple refined management and control measures to optimize the wastewater treatment process.

- Refine the cooling water drainage control system of the server room to precisely manage wastewater discharge in accordance with water quality parameters.

- Increase the solute concentration in the cooling water to reduce the volume of wastewater requiring discharge.

- Use eco-friendly chemicals to clean chillers, cooling towers, and other equipment to minimize chemical residues on the equipment surfaces, thus reducing wastewater emissions from cleaning.

- Wastewater flows into temporary drainage pipes and is discharged into the municipal sewage pipe after standard treatment.

Waste Gas Management

The waste gas generated by data centers is mainly from incomplete combustion of diesel generators. We continue to increase the frequency of cleaning and replacing the filters of generator exhaust systems, and regularly maintain them to ensure the efficiency of waste gas filtration and that waste gas emissions comply with national standards. This helps minimize the impact of waste gas emissions on the natural environment.

In addition, the cooling towers of the data centers may generate waste gas that contains chemical substances and water vapor. We add water quality conditioners to the cooling circulating water to reduce mineral precipitation and microbial growth in the water, thereby minimizing the potential for impurities and odors carried in the exhaust air.



Kingsoft Cloud

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Waste Management

The Company strictly abides by the *Regulations for the Administration of the Recovery and Disposal of Waste Electric and Electronic Products*, and other laws and regulations, to ensure the compliant treatment and resourceful utilization of waste.

- Electronic waste:

  Equipment lifecycle management is strengthened by proactively dismantling CPU servers and updating specific internal components to enhance performance, as well as by reallocating depreciated servers to other data centers for continued use, thereby effectively extending the average service life of servers. Discarded equipment and components from the data centers are maintained and tested prior to reuse in office operations, thereby extending their service life. Equipment and components that cannot be reused are dismantled to recover usable parts. Any discarded electronic equipment that cannot be recycled is disposed of by qualified suppliers specializing in recycling.

- Hazardous waste:

  The data center's operations generate waste engine oil, waste coolant, and other hazardous waste, all of which are recycled by qualified third-party companies. This year, all the chilled oil replaced in data center chillers was returned to the original manufacturer for recycling and treatment. In addition, spent lead-acid batteries from the server room's operations were replaced and collected by the manufacturers.

Noise Management

The heating, ventilation and refrigeration system components of data centers are potential sources of noise and vibration. During procurement, we focus on noise indexes and prioritize low-noise equipment. We also enhance the maintenance of key components like exhaust fans and motor shafts. To further mitigate noise and vibration from the electromechanical system, we install soundproofing and sound-absorbing facilities such as shock absorption devices and sound insulation doors. Additionally, we maintain and replace the sealing strips on fire doors to prevent noise from spreading.

This year, the Company continued to strengthen its management of environmental and social risks associated with leased data centers. Neither the Company's owned or leased data centers experienced any complaints from surrounding residents related to environmental issues such as waste gas, wastewater, or noise, nor were they subject to any environmental administrative penalties.

Awareness Promotion

This year, Kingsoft Cloud's self-built data centers organized a total of eight training sessions on energy conservation and environmental protection, attracting participation from over 100 employees. The training program covered occupational health, safe use of water and electricity, Dual-Carbon goals, green data center standards, and energy-saving measures for data centers. Through methods such as case study, material dissemination, and hands-on practice, the training reinforced employees' awareness of energy conservation and environmental protection.



Environmental Protection Themed Training

Low-Carbon Office

Committed to the low-carbon office philosophy, Kingsoft Cloud has formulated internal policies such as the *Workplace Environmental Management Policy*. We have implemented various environmental protection measures in the office areas, including resource conservation and waste management, to jointly promote the construction of a low-carbon and environmentally friendly office environment.

All construction and renovation projects of our Headquarters in the Xiaomi Science and Technology Park have passed a two-star level certification of the *Beijing Evaluation Standard for Green Building* and have also obtained the Leadership in Energy and Environmental Design (LEED) platinum certification.



LEED Platinum

Resource Management

The Company, in line with the actual operation of the office premises, continues to explore the potential for carbon reduction in lighting and air conditioning systems. In daily operations, we actively promote measures to save paper and water, and adopt various initiatives to encourage employees to choose green travel options, working together to create a low-carbon and environmentally friendly office environment.

Energy Conservation and Consumption Reduction

Lighting equipment

We timely deactivate the elevators on each floor, turn off the lights in the corridors, front desk and waiting area, as well as the TVs in the conference rooms. Additionally, we assign dedicated personnel to inspect and switch off lighting facilities in idle office spaces at regular interval. We introduce inductive lighting technology in our main office areas to achieve automatic lighting. Besides, we reduce the lights in inessential areas, and adjust the time to turn on street and logo lights according to weather conditions.

Air conditioning facilities

We reduce the number of air conditioners in operation while ensuring a comfortable indoor temperature. We set the parameters of air-conditioning systems, and adjust the running status of fan coils and ventilation equipment properly to reduce energy consumption. In winter and summer, we maintain a constant temperature operation, ensuring that the systems run efficiently within specified operating hours tailored to seasonal and working patterns, and utilize recycled residual heat to meet indoor cooling and heating demands. In addition, we clean filters and screens for the fans and ventilation equipment regularly to improve operating efficiency. Moreover, we conduct monthly energy consumption analyses to identify and address any irregularities or excessive energy usage.

Other facilities

We utilize renewable energy such as air and solar energy to provide energy for hot water systems in shower and dishwashing areas.

Kingsoft Cloud
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Paper Conservation

The Company advocates paperless office internally and externally to reduce paper waste. Internally, we employ an electronic file management system to process and store files, enabling employees to easily upload, access, and share files while reducing paper consumption. We also advocate for the use of electronic communication to distribute relevant corporate documents. Furthermore, we assess the paper needs of each department, and encourage printing on both sides and re-utilization of waste paper for draft paper or secondary printing. Additionally, we implement paperless expense reimbursement in our financial process. In terms of external compliance, we have pledged to distribute relevant corporate documents to shareholders electronically since December 31, 2023 in accordance with the Rule 2.07A of the *Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited* ("Listing Rules") and the Company's Articles of Association. Besides, printed copies will only be sent out upon shareholders' specific requests.

Water Conservation

- The Headquarters adjusts water pressure in the office according to the water conservation requirements of the Park so as to reduce the water flow of domestic water and sanitary appliances, thereby reducing daily consumption.

- We also install water-saving equipment, and regularly maintain and manage water-saving and water supply equipment, to avoid water waste caused by dripping and leakage.

When it comes to wastewater treatment, we treat wastewater generated in office areas through sedimentation and separation to meet national standards, and then discharge wastewater to the municipal sewage network.

Green Travel

We promote green travel by replacing fuel-powered official vehicles with electric vehicles at our Headquarters in the Xiaomi Science and Technology Park. The Park also optimized the routes of the commuter bus, effectively reducing the carbon emissions from unreasonable route planning.

As a pioneering partner in Ctrip's digital and intelligent transformation of business travel, the Company was selected this year as a member unit of the "ESG Ecosystem Practitioner Alliance" and honored as a "Digital and Intelligent Business Travel Pioneer User". The Company implements green flight and green vehicle management programs. The adoption rate for selected green flights significantly surpasses the industry average realizing a closed-loop digital and intelligent business travel ecosystem centered on "technology-driven efficiency and innovation-optimized experience".


ESG生态践行家联盟
联盟成员
北京金山云网络技术有限公司
金山云

Member Unit of the "ESG Ecosystem Practitioner Alliance"



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Waste Management

The Company strictly complies with laws and regulations related to waste disposal, including the *Law of the People's Republic of China on the Prevention and Control of Environmental Pollution by Solid Wastes* and the *Beijing Municipal Regulations on the Management of Domestic Garbage*. We manage and dispose of various wastes in a compliant manner in accordance with the *Kingsoft Cloud IT Property Management Policy*.

We place waste sorting bins on every floor in our office areas, and post signs to guide proper waste sorting, providing a convenient and intuitive waste sorting environment for employees and visitors. Additionally, personnel at the property's waste recycling station conduct a secondary sorting. The kitchen garbage from the canteen is centrally disposed of by professional staff from the canteen. Waste toner cartridges, waste ink cartridges, and other hazardous waste generated in the office areas are handed over to the original manufacturer for unified disposal.

This year, the Company organized a series of training sessions to enhance employees' awareness and practical skills in waste sorting.



We have set feasible waste management targets based on the operation in our office areas:

Environmental targets	Progress in 2025
Office areas[10] have achieved 100% waste sorting	Achieved
100% harmless disposal of office area hazardous wastes has been conducted by qualified suppliers	Achieved

Advocating Green Concept

We have posted signs at designated key locations in office areas to remind employees to conserve water and electricity. Through our subscription service and promotional posters, we regularly disseminate knowledge about energy conservation and waste reduction, as well as the concepts of green and environmental protection. This enables employees to incorporate low-carbon practices into their work and daily lives.


离开时不要忘记关灯，
让它也休息一下~
夏季不低于26℃
冬季不高于20℃
夏季不低于26℃
冬季不高于20℃
24.5
26.5
25.0
26.0
26.5
26.0

Environmental Protection Reminders

[10] Office areas refer to Kingsoft Cloud's offices in the Xiaomi Science and Technology Park and the Wuhan headquarters office area.



Addressing Climate Change

Actively responding to the national "Dual-Carbon" goals, Kingsoft Cloud continuously identifies and analyzes climate-related risks and opportunities that impact the Company's operations in line with Part D "Climate-related Disclosures" of the *ESG Reporting Code of the HKEX*, the *International Financial Reporting Sustainable Disclosure Standard No. 2 – Climate-related Disclosures* (IFRS S2) issued by the International Sustainability Standards Board (ISSB), and the framework recommendations of Task Force on Climate-related Financial Disclosures (TCFD). Based on our specific circumstances, we have developed a series of strategies and measures to proactively address climate change.

Climate Governance

The Board of Kingsoft Cloud exercises comprehensive oversight over the Company's climate change matters, and is ultimately accountable for the Company's climate strategies and reporting. The Corporate Governance Committee of the Board oversees climate risk and opportunity identification, assessment and management, as well as the development and progress of climate-related targets, and provides relevant recommendations to the Board. The Corporate Governance Committee reports on climate-related matters to the Board on an annual basis. The CEO Office assists the Corporate Governance Committee in managing the Company's climate-related matters, guides and supervises relevant departments to ensure that they implement climate-related actions, and gives guidance if necessary. All departments with ESG responsibilities are responsible for implementing climate strategies, and reporting climate-related action plans and work progress to the Corporate Governance Committee and management on an annual basis.

The Company regularly invites external experts to conduct climate-themed training or workshops for the Board and the management. These sessions are designed to help them stay informed about evolving climate guidelines and corresponding response measures, thereby enhancing their professional understanding and professional competence in climate-related matters.

Climate Strategy

Kingsoft Cloud regularly assesses the impact of climate-related risks and opportunities on its operations and value chain. This year, the Company further identified and sorted out the potential impact of climate-related risks and opportunities on its operations and financial aspects in the short, medium and long term with reference to its own business operations and globally recognized climate change trend forecasts, and recommendations from internal and external experts.

Climate-related physical risks

The climate-related physical risks of the Company primarily stem from the impact of frequent extreme weather, increasing average temperature, and rising sea level on its operational stability. The Company has currently implemented a comprehensive set of prevention, mitigation and response measures, effectively keeping the overall level of climate-related physical risks low. This year, the Company has not identified any assets or business activities vulnerable to climate-related physical risks. The Company's main physical risks and corresponding responses are outlined as follows:

Risk category		Impact on business and value chain	Time horizon[11]	Responses	Current financial effects	Anticipated financial effects
Acute physical risks	Extreme weather events such as floods, heavy rainstorms, and typhoons	Extreme weather events, such as floods, heavy rainstorms, and typhoons, can damage infrastructure and electronic equipment in the data centers[12], leading to increasing costs for retrofitting and/or repairs. These events can also disrupt the power supply stability of the data centers, causing operation interruptions and economic losses for the Company. Additionally, they can destroy the constant temperature and humidity environment of the server room, thereby increasing the energy used for maintaining the temperature and internal environment of the data centers, furthermore, increasing operational expenditures.	Short, medium and long term	Fully consider geographic location and local natural conditions when selecting sites for owned and leased assets and equipment, such as data centers and office buildings, so as to minimize the impact of extreme weather on the operational stability of data centers; Set up extreme weather emergency operation procedures covering data centers and office areas, and develop standardized response measures and mechanisms before, during and after the event. Carry out regular emergency training and drills to improve the data center's flood and typhoon emergency response capabilities in all aspects.	The relevant risks have not had a material impact on the Company's financial condition. Since costs related to extreme weather are difficult to clearly and quantifiably distinguish from daily operating costs, infrastructure investments, or general business resilience measures, we are unable to independently identify the current and anticipated financial effects caused by extreme weather events.	Should such events occur frequently, costs may rise for procurement of flood prevention materials (e.g., sandbags), equipment repairs, and insurance premiums.

[11] Taking into account the core business planning, time horizon of low-carbon social development goals, climate-related disclosure standards, and management recommendations, we have set the time horizon as follows: short term (within 1 year after the reporting period, including 1 year), medium term (from 1 to 5 years after the reporting period, including 5 years), and long term (more than 5 years after the reporting period). This allows for a reasonable assessment of the climate impact on the Company's business development in different time periods.

[12] The data centers include self-built data centers and leased data centers.

Risk category	Impact on business and value chain	Time horizon	Responses	Current financial effects	Anticipated financial effects
Chronic physical risks	**Increase in average temperature** Increase in average temperature may cause data centers and office buildings to either install more refrigeration equipment or increase the operating time of existing refrigeration equipment, thereby increasing energy consumption; Global warming and drought trends may make it difficult for data centers to obtain enough water for equipment cooling, thereby driving up the use of refrigeration equipment.	Medium and long term	The cooling efficiency of Kingsoft Cloud's self-built data centers is better than the industry average. The Company continuously increases investment in R&D to actively develop water-free cooling technology, and optimize the server room cooling system through technological upgrades to improve cooling efficiency; When selecting sites for data centers and offices, identify and assess the regional water supply pressure, and appropriately design the site layout. Ensure the leased server room has a minimum of 12 hours of water storage in the event of a water outage.	Over the past three years, the electricity consumption of cooling equipment at Kingsoft Cloud's self-built data centers has shown a positive linear correlation with rising temperatures. However, due to factors such as OT equipment load rates and electricity price fluctuations, reasonable and supportable data regarding the current financial effects directly attributable to rising average temperatures is not available. Therefore, Kingsoft Cloud believes that it is not practicable to provide independent quantitative information regarding its current or anticipated financial effects at this stage.	If average temperature continues to rise, electricity consumption of related cooling equipment may increase, leading to higher operational costs.
	Sea level rise Sea level rise may inundate coastal data centers, causing short-term or prolonged operational shutdowns; frequent coastal erosion may damage infrastructure such as optical fiber cables, resulting in intermittent or complete disruption of data transmission.	Medium and long term	Comprehensively consider the site layout of data centers and offices in coastal areas based on historical sea level rise data, and reasonably predict potential risks. Our self-built data centers in Beijing and Tianjin have not experienced operation interruptions due to sea level rise; Develop emergency response plans for data transmission and communication interruptions and continuously improve the construction of backup optical fiber cables and copper cables and other infrastructure required for business operations.	At this stage, the relevant risks do not have a material impact on the Company's financial condition or performance.	Continuous rise of the sea level poses a direct threat to the physical security of coastal data center infrastructure, potentially causing severe service interruptions and leading to a decline in operating income.





About the Report   Chairman's Message   About Kingsoft Cloud   Corporate Governance   Labor Cultivating   Operational Excellence   **Unified Eco-Creation**   Digital Innovation   Appendix   56

Climate-related transition risks

The Company's climate-related transition risks mainly stem from policy and legal risks, technology risks, market risks, and reputation risks, all arising from the social shift towards low-carbon development. We have implemented countermeasures and achieved significant progress, effectively keeping the overall level of climate-related transition risks low. Currently, the proportion of our assets identified as vulnerable to climate transition risks accounts for a minimal share of the Company's total assets. The Company's main transition risks and corresponding responses are outlined as follows:

Risk category		Impact on business and value chain	Time horizon	Responses	Current financial effects	Anticipated financial effects
Technology risks	Development and application of emerging low-carbon technologies	With the rapid development of low-carbon technologies, failure to identify and apply emerging technologies may exacerbate the impact of climate change risks, and make the Company fall behind its competitors, thus reducing the overall revenue and increasing the pressure of competition.	Short, medium and long term	Procure low-carbon equipment for data centers and adopt advanced technologies such as liquid cooling for heat dissipation and waste heat recovery, further reducing carbon emissions.	In 2025, the Company procured some low-energy-consumption servers, and the relevant data is included in the "Cost of revenues" account in the *2025 Annual Report*. At this stage, the relevant risks do not have a material impact on the Company's financial condition or performance. However, the Company's server procurement covers a wide range of categories, and it is currently unable to separately identify and measure the procurement costs of low-energy-consumption servers. As a result, we have not been able to independently identify the current and anticipated financial effects arising from technical risks. In 2026, we will further refine the relevant statistical work.	If the adoption of emerging low-carbon technologies lags behind that of industry peers, it may lead to customer attrition and a decline in revenue.
Market risks	Fluctuations in energy prices	Climate change may lead to fluctuations in energy prices, and the global energy transition may lead to changes in fuel costs and electricity mix. Failure to transition to a low-carbon energy mix may expose the Company to international energy price volatility, resulting in higher operating costs.	Short, medium and long term	Assess the climate risks faced by suppliers and actively seek suppliers that are less vulnerable to climate change and more technologically mature; Actively seek alternative energy sources and adopt a diverse, low-carbon energy mix to reasonably reduce operating costs.	At this stage, the relevant risks do not have a material impact on the Company's financial condition or performance. Based on scenario analysis and risk assessment conducted at this stage, the Company's energy consumption may increase by 2050. However, such risks are highly subject to external factors, which are highly uncertain, including the progress and determination of global carbon reduction commitment implementation, as well as the responses of other enterprises and market participants under different climate scenarios. In view of the aforementioned uncertainties, any relevant figures are currently only estimates, and cannot provide investors with information that is of substantial reference value or helpful for decision-making.	During the energy transition period, if the supply of renewable energy is unstable or supporting grid infrastructure lags behind, the Company may face additional expenditures such as temporary increases in energy procurement costs and additional investments in backup energy facilities.

Climate-related opportunities

As the transition to a low-carbon society accelerates, Kingsoft Cloud faces climate-related risks. However, this shift also creates opportunities for us to leverage clean technologies/energy, offer green and low-carbon products and services, and expand our financing channels.

Opportunity type	Impact on business and value chain	Time horizon	Responses	Current financial effects	Anticipated financial effects
Product and service	Provide customers with products and services that are in line with their green and low-carbon preferences and help them achieve carbon neutrality in the value chain to increase our market share.	Short, medium and long term	Multiple workloads are consolidated onto a single physical server through virtualization and containerization technologies, enhancing resource utilization; An AI-driven energy management system has been developed to reduce the PUE and WUE of our own data centers, while supporting industry peers and leased data centers.	In 2025, the Company developed green and low-carbon related products and services, with relevant R&D data included under the "Cost of revenues" and " Research and development expenses " accounts in the *2025 Annual Report*. This opportunity has not had a material impact on the Company's financial condition or performance at this stage. However, due to the broad scope of the Company's R&D activities, it is currently unfeasible to separately identify and quantify the current financial effects of this particular opportunity, and we are unable to independently identify the current and anticipated financial effects arising from technical risks.	Kingsoft Cloud's future iterations of low-carbon products to align with market demands will lead to increased R&D expenses for a green and low-carbon product portfolio, while also driving market share expansion and revenue growth. Considering the competitiveness of the relevant market and the forward-looking and commercially sensitive nature of the involved information, we are currently unable to provide quantitative estimates of the anticipated financial effects.

After comprehensive assessment, the climate-related risks and opportunities currently faced by Kingsoft Cloud have no material impact on the Company's 2025 financial statements. Going forward, we will continue to improve data collection and internal monitoring systems, and more comprehensively measure the financial effects related to climate change in future reporting cycles.

The content regarding climate change response measures in this chapter contains forward-looking statements related to Kingsoft Cloud's future goals and investment plans. These statements are based on information available at the time of report publication, current expectations and relevant assumptions, and are subject to the prevailing industry and regulatory environment. Known and unknown risks, uncertainties and other factors may cause actual results to differ materially from forward-looking statements, and some risks are beyond the Company's control. Forward-looking statements can usually be identified by terms such as "may", "expect", and "anticipate". Except as required by applicable law, the Company has no obligation to update any forward-looking statements due to subsequent new developments or events.



Climate resilience

During the year, Kingsoft Cloud conducted a quantitative assessment of the impacts of acute physical risks and policy risks on its 2 self-built data centers under both low-carbon and high-carbon scenarios. This analysis considered factors such as data availability and scope of impact, and was informed by insights from both internal and external industry experts, aiming to provide a comprehensive understanding of the Company's capacity to address climate-related risks across different future scenarios.

Type of risks and opportunities		Time horizon[13]	Climate scenarios selected[14]
Physical risks	Acute risks	2030, 2050	The SSP2-4.5 and SSP3-8.5 scenarios, as defined by the Intergovernmental Panel on Climate Change (IPCC)
Transition risks	Market risks	2030, 2050	The "Net Zero 2050" and "Current Policies" scenarios, released by The Network of Central Banks and Supervisors for Greening the Financial System (NGFS).

[13] The years 2030 and 2050 incorporate projected business scale data for Kingsoft Cloud spanning 2025 -2030 and 2030 - 2050, respectively, alongside data reflecting the anticipated changes in external climate scenarios during 2030 and 2050. This integrated analysis serves to assess the potential operational and financial effects of climate-related physical and transition risks on the Company over the short, medium, and long term.

[14] Scenarios developed by the Intergovernmental Panel on Climate Change (IPCC) and the Network for Greening the Financial System (NGFS) are specifically designed to provide a credible analytical framework for stress testing and climate risk assessment. They incorporate comprehensive considerations of policy, economic and technological trends, and their overall design is aligned with the goals of the *Paris Agreement*. However, these scenarios are also based on a number of long-term policy assumptions, such as carbon pricing mechanisms, the pace of technological advancement and the direction of policy development, all of which are beyond the Company's control.

Scenario analysis results

Type of risks and opportunities		Time horizon	Key assumptions	Risk exposure under different scenarios			
				Low-emission scenario		High-emission scenario	
				2030	2050	2030	2050
Physical risks	Acute risks	Asset impairment of Kingsoft Cloud's self-built data centers due to extreme weather events such as rainstorms and floods.	The geographical location and asset value of the self-built data centers remain unchanged throughout the project year. The Company's existing response measures remain unchanged.	Low	Low	Low	Low
Transition risks	Market risks	Increasing costs for Kingsoft Cloud's self-built data centers due to energy price volatility	The cooling energy consumption at Kingsoft Cloud's self-built data centers increases due to the rise in average temperature; Kingsoft Cloud's carbon neutrality at the operational level can be successfully achieved by 2050 through the procurement of green electricity and green electricity certificates.	Low	Low	Low	Low

The analysis of acute physical risks relies primarily on historical meteorological data, which may not fully predict the severity of future acute climate disasters under different scenarios. Under the assumption that there are no significant changes in the geographical location or business model, the Company faces relatively low exposure to acute physical risks such as rainstorms and floods in both medium and long term scenarios. The impact of energy price fluctuations, under the assumed scenarios, is not material to Kingsoft Cloud's operations currently. In addition, such impacts can be mitigated through our risk response measures, and no material financial impact on the Company is expected.

Although we have selected the most representative scenarios for scenario analysis, there remains a certain degree of uncertainty regarding the impact of climate change on the Company, and how other enterprises (including listed issuers) will respond to climate change is also an unknown factor. In the absence of systematic scenario assumptions, we assumed that enterprises would maintain their current performance during the analysis process. Subsequently, the Company will continue to monitor relevant risks and opportunities, and will update the scenario analysis results following any significant changes in business models or scenario assumptions.

Climate Risk Management

The Company integrates climate-related risks into different risk areas under its risk management framework. We follow the management process of "risk identification and assessment, business control, information and communication, monitoring". By considering actual business conditions, industry analysis, scenario analysis results and external expert advice, we identify the potential risks and development opportunities tied to climate-related risks. Based on feedback from various departments, we conduct a comprehensive assessment of risks and opportunities, considering both their likelihood of occurrence and their impact on the Company. Based on this assessment, we rank these risks and opportunities, and then develop targeted response measures. Accordingly, climate-related considerations have been fully integrated into our strategy formulation, business continuity planning, and various management measures to ensure stable and orderly operations. The Company regularly monitors material climate-related risks, which helps us timely adjust the Company's strategy and business model based on changes in the status of climate-related risks.

Metrics and Targets

To better understand our current carbon emissions situation, we have conducted greenhouse gas emission inventories covering Scope 1, Scope 2, and Scope 3 for three consecutive years, using the *GHG Protocol: Corporate Value Chain (Scope 3) Accounting and Reporting Standard (2011 Edition)* developed by World Resources Institute and the World Business Council For Sustainable Development.



Scope 1，0.014%
Scope 2，8.874%
Scope 3，91.112%

GHG emissions (Scope 1, 2 and 3)

Upstream leased assets, 77.10%
Capital goods, 12.93%
Fuel- and energy-related activities, 2.04%
Employee commuting, 0.93%
Business travel, 0.43%
Purchased goods and services, 6.57%

Scope 3 GHG emissions[15]

[15] For Scope 3 GHG emission categories that were calculated and disclosed for three consecutive years, we comprehensively assessed and verified the data quality of each category, and included them in the scope of statistics if measured values were available and specific activities or business services could be identified; in the absence of measured values, the calculation was completed through scientifically sound estimation methods. In the future, with the enhancement of the quality of the underlying data for the six Scope 3 GHG emission categories, the coverage and accuracy of the data will be further improved.

Indicator(s)	Unit	2024 Data	2025 Data
Total GHG emissions[1] (Scope 1 and 2)[2]	tCO_2e	57,695.89	56,711.51
Scope 1 GHG emissions	tCO_2e	57.15	89.17
Scope 2 GHG emissions	tCO_2e	57,638.74	56,622.34
Scope 3 GHG emissions	tCO_2e	187,220.37	581,386.59
Including: Purchased goods and services	tCO_2e	41,482.00	38,192.07
Capital goods	tCO_2e	54,008.67	75,173.86
Employee commuting	tCO_2e	4,468.44	5,429.55
Business travel	tCO_2e	1,452.04	2,488.41
Fuel- and energy- related activities	tCO_2e	11,938.76	11,869.71
Upstream leased assets	tCO_2e	73,870.46	448,233.00
Total GHG emissions per unit of revenue (Scope 1 and 2)	tCO_2e/RMB Million	7.41	5.93

Note:

[1] Kingsoft Cloud's GHG inventory includes carbon dioxide, methane and nitrous oxide arising mainly from petrol, diesel and purchased electricity. GHG emissions data is presented in carbon dioxide equivalent, and the calculation is based on the *2023 Baseline Emission Factors for Regional Power Grids in China issued by the Ministry of Ecology and Environment of the People's Republic of China*, and the *2006 IPCC Guidelines for National Greenhouse Gas Inventories (2019 Edition)* issued by the Intergovernmental Panel on Climate Change (IPCC).

[2] Scope 1 GHGs: covers GHG emissions from gasoline and diesel fuel consumed by the Company's operations; Scope 2 GHGs: covers GHG emissions from electricity consumed by the Company (purchased or obtained); Scope 3 GHGs: covers other GHG emissions from purchased goods and services, capital goods, employee commuting, business travel, fuel- and energy-related activities.

Kingsoft Cloud

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The Company has set actionable greenhouse gas reduction targets to further promote the Company's low-carbon development:

Kingsoft Cloud commits to achieving operational carbon neutrality by 2050[16]. This target comprehensively covers Scope 1 and Scope 2 GHG emissions from the Company's operational premises, including the three primary GHGs: carbon dioxide (CO_2), nitrous oxide (N_2O), and methane (CH_4). To ensure effective implementation of this goal, Kingsoft Cloud's Board of Directors conducts an annual review of the Scope 1 and Scope 2 GHG emissions as well as the progress toward the target. This year, the Company has initiated a series of carbon reduction initiatives, including continuously optimizing data center energy efficiency, increasing the proportion of clean energy usage, and upgrading energy-saving equipment. These efforts are steadily driving down GHG emissions, advancing the realization of the carbon neutrality goal through a scientific pathway. In 2025, Kingsoft Cloud's GHGs emissions from its own operations (Scope 1 and 2) decreased by 1.71% compared with 2024, while the intensity of GHGs emissions from its own operations dropped by 19.94% year-on-year.

In terms of value chain decarbonization, Kingsoft Cloud leverages its digital technology capabilities to thoroughly explore emission reduction potential across all segments of the energy industry chain, and actively promotes the implementation of green, low-carbon scenarios.

Facilitating the Development and Implementation of Scenarios with Methanol as Clean Energy

In 2025, Kingsoft Cloud actively assisted an enterprise in Inner Mongolia to develop scenarios for the application of green methanol. By establishing an industry cloud platform for green energy, Kingsoft Cloud supported the enterprise with intelligent operation and management of its self-developed green methanol heavy-duty truck fleet. In line with ecological and environmental protection requirements, the platform also enabled the in-transit monitoring of general industrial solid wastes, curbing secondary pollution risks during waste transfers. In the future, the client will use the platform to record carbon footprints from green heavy-duty truck transportation and collaborate with upstream carbon emission compliance enterprises, such as thermal power plants, to facilitate the closed-loop implementation of carbon dioxide capture, clean fuel production, and reuse. Through the development and operation of the industry cloud platform, Kingsoft Cloud will continue to facilitate the development and implementation of green clean energy scenarios through digital and intelligent technologies. Kingsoft Cloud will also collaborate with key carbon-emitting industries, such as thermal power and coal, to explore effective carbon reduction solutions, leveraging technological strength to accelerate the achievement of the industry's "Dual-Carbon" goals.

[16] The Company's carbon target is formulated based on key assumptions including current policy stability, technological feasibility, and manageable energy costs. In the process of setting this target, the Company has taken into account numerous uncertain factors, such as energy price fluctuations, regulatory and policy changes, technological developments, shifts in business scale, and the impacts of climate patterns. These uncertain factors are subject to limitations arising from data sources and assessment methodologies, and may also be influenced by other unobserved factors and subjective judgements. In the future, the Company will continue to monitor related risks, regularly assess progress toward the target, and promptly update the target setting in response to any significant changes in policies, technologies, or business models.

Kingsoft Cloud

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Environmental Statistics

Indicator(s)	Unit	2024	2025
Total comprehensive energy consumption[1]	MWh	107,636.81	107,066.79
Direct energy consumption	MWh	220.95	351.84
Indirect energy consumption	MWh	107,415.86	106,714.95
Energy consumption per unit of revenue	MWh/RMB Million	13.83	11.20
Water consumption[2]	Tonne	182,233.40	171,062.61
Water consumption per unit of revenue	Tonne/RMB Million	23.41	17.90
Non-hazardous waste[3]	Tonne	328.05	940.96
Non-hazardous waste per unit of revenue	Tonne/RMB Million	0.04	0.098
Hazardous waste[4]	Tonne	3.27	135.24
Hazardous waste per unit of revenue	Tonne/RMB Million	0.0004	0.014
Compliance disposal rate of hazardous waste	%	100	100

Note:

(1) The total amount of comprehensive energy consumption is calculated according to the conversion factors set out in the *General Rules for Calculation of Comprehensive Energy Consumption*, the national standard of the People's Republic of China. Direct energy consumption arises from the consumption of diesel and gasoline during Kingsoft Cloud's operation. Indirect energy consumption arises from the consumption of purchased electricity during Kingsoft Cloud's operation. The revenue used to calculate the density is aligned with our *2025 Annual Report*.

(2) Kingsoft Cloud uses municipal tap water as its water source, and in terms of water usage, the Company did not encounter any problems in obtaining water sources in 2025.

(3) The increase in non-hazardous waste in 2025 was primarily due to proactive asset inventory at leased data centers this year, involving the large-scale replacement of outdated server equipment, which consequently led to a rise in server decommissioning volumes.

(4) The increase in hazardous waste in 2025 was primarily attributable to the proactive upgrade and replacement of inefficient batteries at the Beijing Yizhuang Data Center following discharge testing conducted within the year, resulting in a rise in the volume of waste lead-acid batteries.



Kingsoft Cloud

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Community Investment

Kingsoft Cloud leverages its core strengths by embedding social responsibility into its products and services. Through widespread deployment of advanced technologies in healthcare, public services, and other critical sectors, the Company actively advances public welfare initiatives, collaborating with various stakeholders to build sustainable societal well-being.

Cloud for Good

Kingsoft Cloud remains steadfast in its commitment to the "Cloud for Good", leveraging technological achievements to enhance public wellbeing and drive social progress. By harnessing technology as a force for social good, the Company actively steers technological development toward a beneficial and sustainable direction.

Supporting Healthcare

Kingsoft Cloud embraces healthcare philanthropy as its mission, leveraging digital technology to carry out diversified public health initiatives. These efforts aim to tangibly reduce the financial burden of medical care for the public, enhance the efficiency of medical services, and contribute to the steady advancement of the "Healthy China 2030" initiative.



Medical Data Interoperability and Mutual Recognition

Kingsoft Cloud assisted the Wuhan Municipal Health Commission in upgrading and enhancing the city-wide platform for mutual recognition and sharing of medical examination and test results, putting into practice the service philosophy of "data runs more, patients run less". By the end of 2025, the platform had covered 297 medical institutions across the city, fully achieving interoperability of examination and test results among all public medical institutions at the second level and above. This effectively breaks down the "information silos" of medical data, enables "single test with cross-institutional recognition" for examination results, reduces redundant patient testing, and significantly shortens waiting time.

Digital Transformation in Healthcare

At the 2025 Digital Medicine and Health Conference (DMHC), Kingsoft Cloud launched two core products: an integrated data platform and a new-generation intelligent electronic medical record system, driving the "dual evolution" of hospital data platforms and electronic medical records. Among these, the integrated data platform has been implemented at Yichang Central People's Hospital, developing nearly 300 data-sharing interfaces, building over 900 data analysis models, and launching visual dashboards for Level 3 Grade A hospital accreditation indicators and 360° panoramic patient diagnosis and treatment information panels. These provide robust support for clinical and management decision-making. The intelligent electronic medical record system has been fully deployed in over 150 departments across 3 main campuses, serving more than 8,000 patients daily on average. Through features such as AI-assisted documentation and paperless archiving, the system effectively improves the quality and efficiency of medical documentation.

Kingsoft Cloud collaborated with Zhujiang Hospital of Southern Medical University to jointly establish an integrated data lakehouse. Addressing the industry pain point of "fragmented" medical data, the platform innovatively built a two-way closed-loop mechanism of "Data for AI" and "AI for Data" (mutual empowerment of artificial intelligence and data), breaking down data barriers between clinical practice, research, and management. While ensuring data security, this initiative helps hospitals accelerate their strategic transition from "scale expansion" to "quality and efficiency enhancement".



Developing nearly

300 data-sharing interfaces



Building over

900 data analysis models



The intelligent electronic medical record system has been fully deployed in over

150 departments across 3 main campuses



Serving more than

8,000 patients daily on average

DCMM System Development for the Healthcare Industry

Leveraging the national standard "Data Management Capability Maturity Assessment Model (DCMM)", Kingsoft Cloud conducted a comprehensive assessment of the data management status for Wuhan Union Hospital. The assessment focused on advancing data classification, grading, and assetization in departments such as ultrasound, orthopedics, and cardiac surgery. Currently, the hospital has achieved DCMM Management Maturity Level 3 (Robust Level) certification, marking a leap from "data connectivity" to "data-driven" operations.

Supporting Public Service

Kingsoft Cloud's public service cloud leverages over 10 years of technological expertise to create a secure, reliable, and unique solution framework tailored for public service cloud area. The cloud service simplifies administrative processes, enhances efficiency, ensures security and reduces costs, empowering public service organizations to achieve digital transformation.

In 2025, Kingsoft Cloud, in collaboration with Kingsoft Office, launched the Kingsoft Public Service AI All-in-One Machine. This product integrates domestic AI computing resources, public service large models, and intelligent office applications, establishing a dual-integration model of "exclusive computing power + privatized AI". It provides customers with an "out-of-the-box" intelligent official document writing model, covering multiple public service official document creation scenarios, achieving practical breakthroughs with approximately 45% improvement in document drafting efficiency and 60% reduction in review time, enabling one-stop intelligent empowerment for public service office operations. This marks a significant breakthrough for Kingsoft Cloud in the application field of "AI + public office", and transforms AI large model capabilities into practical productivity for public services through technological innovation, effectively releasing frontline human resources, enhancing overall public service efficiency, and turning smart public service technological innovation into a core driver for improving public service efficiency.



 **Kingsoft Public Service AI All-in-One Machine Channel Partner Conference**

In 2025, Kingsoft Cloud held the Kingsoft Public Service AI All-in-One Machine Channel Partner Conference in Wuhan under the theme "Gathering Momentum, Channel Expedition". The conference announced plans to collaborate with agents over the next three years to establish a presence in 100 cities, cultivate 100 AI pioneers, and host 100 channel meetings. Through technology sharing, scenario co-creation, and shared achievements, the Company aims to continuously expand product coverage and industry influence, promoting the sustainable development of the public service AI ecosystem.



Built on the Galaxy Stack, we have been providing cloud services for Beijing Municipal public service cloud for 11 consecutive years. By the end of 2025, we had provided cloud computing and security infrastructure support to 50 municipal commissions, offices and bureaus, and 70 units in Beijing, and had introduced the proven solutions to Shandong, Anhui, Guangdong, Shanghai, Yunnan, and Gansu among others.



Public service cloud for

11 consecutive years



In 2025, we had provided cloud computing and security infrastructure support to

50 municipal commissions, offices and bureaus, and

70 units in Beijing

Public Welfare and Charity

In 2025, Kingsoft Cloud fully leveraged its strengths and made sustained investments in educational assistance for public welfare, caring for disadvantaged groups, supporting the elderly, and empowering rural revitalization, actively fulfilling social responsibilities.

Devoting to Public Welfare Education

In May 2025, Kingsoft Cloud carried out a public welfare educational assistance initiative at Ping'an Primary School in Ping'an District, Haidong City, Qinghai Province. The Company donated 30 computers and 477 books to the school, provided special scholarships and grants to 49 students, benefiting a total of 1,583 students. The total value of support amounted to 100,000 RMB, delivering care and assistance for the development of rural education.



Benefiting a total of

1,583 students



The total value of support amounted to

100,000 RMB



Ping'an Primary School Educational Assistance Initiative

Charitable Donations

In 2025, Kingsoft Cloud pioneered an innovative model of "Philanthropy + Benefits" by encouraging employees to donate used clothing and offering participants fresh vegetables in exchange. This initiative guided employees in putting sustainable development principles into practice, promoted resource recycling, and conveyed the Company's charitable spirit. A total of 510 items of used clothing were collected and donated through this activity.



A total of

510 items of used clothing were

collected and donated through this activity



Elderly Care Initiative

Kingsoft Cloud launched a Double Ninth Festival-themed public welfare activity, encouraging employees to participate by accumulating daily walking steps for charitable purposes. In the activity, every 10,000 steps accumulated by an employee could be exchanged for 1 RMB of a charitable fund. All funds raised were used to purchase supplies for nursing home visits, providing necessities for the elderly. Additionally, the activity featured a step-count ranking incentive mechanism, with exclusive gifts awarded to top-performing employees, transforming daily exercise achievements into holiday surprises for their parents.

Facilitating Rural Revitalization

In December 2025, Kingsoft Cloud donated 200,000 RMB to the Red Cross Society of the Oroqen Autonomous Banner, Inner Mongolia Autonomous Region. The funds were dedicated to supporting local public welfare initiatives, helping consolidate and expand achievements in poverty alleviation, and empowering rural revitalization efforts. This contribution injects public welfare momentum into improving people's livelihoods and promoting regional coordinated development in ethnic minority areas.



Kingsoft Cloud Donation Certificate

05 Digital Innovation

Kingsoft Cloud harnesses digital innovation as its core engine, building a tiered technical talent pipeline, strengthening the foundation of its technological culture, and advancing the upgrading and application deployment of the Starflow Platform. We optimize information security and privacy protection management system to enhance risk prevention and control capabilities. Furthermore, we establish a full-process intellectual property protection mechanism, fully respect innovation achievements, and continuously stimulate the intrinsic vitality of technological innovation.

Applicable SDGs:

9 INDUSTRY, INNOVATION AND INFRASTRUCTURE

12 RESPONSIBLE CONSUMPTION AND PRODUCTION



Driving Technology Innovation

Adhering to the "technology-oriented" management philosophy, Kingsoft Cloud continues to increase its investment in technological innovation, comprehensively upgrade the intelligent computing service system, drive the implementation of large-scale models, and prioritize the cultivation of technical talent and the development of a technology-centric culture.

Technological Innovation Governance Structure

This year, the Company continued to advance the enhancement of its Technology Innovation System. Through system optimization and framework improvement, we further drove dual improvements in forward-looking technology deployment as well as product and service quality. Kingsoft Cloud's Technology Committee continued to fulfill its core technology management and coordination functions, systematically promoting the exploration and application deployment of cutting-edge technologies including AI. Meanwhile, it strengthened cross-functional collaboration and technology-driven culture cultivation, fueling the Company's sustainable innovation engine.

In terms of cutting-edge technology exploration and commercialization, the Technology Committee actively promoted integrated innovation of multi-modal large model perception technology and digital employee technology. It conducted targeted research focused on intelligent business scenarios, and piloted and rolled out digital employee solutions across multiple business segments, effectively improving operational efficiency and service levels. The Company has established the "AI Outpost" Internal Information Platform, which regularly releases industry technology trends and internal technology practices to facilitate regular knowledge sharing and technology insight exchange.

Technological Innovation Achievements

Kingsoft Cloud prioritizes cutting-edge technologies such as AI. Through continuous iteration of its core products and technical capabilities, we are dedicated to delivering more efficient and intelligent cloud service solutions to customers, leading the industry toward high-quality development.

Kingsoft Cloud Starflow Platform

In January 2026, the Company hosted the 3rd Kingsoft Cloud TechTalk, where we officially announced the upgrade of the intelligent computing platform, Kingsoft Cloud Starflow Platform, to a one-stop full-process AI training and inference platform. By enhancing platform efficiency, breaking industry boundaries, and accelerating inference deployment, the Company further focuses on the AI inference and embodied intelligence tracks, accurately seizing development opportunities in two core markets. The Kingsoft Cloud Starflow Platform integrates multiple category-specific sub-platforms, including the Starflow Training & Inference Platform, Starflow Robot Platform, and Starflow Model API Service. Collectively, these components build a robust one-stop AI service capability.

In terms of platform efficiency, the Kingsoft Cloud Starflow Training & Inference Platform provides full lifecycle management covering model development, training, and inference, with capabilities across four core modules: development, training, inference, and data processing. By reducing the complexity of multi-module collaboration, it delivers an out-of-the-box AI development experience. Kingsoft Cloud's independently developed GPU Fault Self-Healing Technology monitors hardware health status and task progress in real time, automatically triggering fault migration and task rescheduling. This technology reduces the risk of computing power downtime and ensures the stable operation of long-duration training tasks.

As an end-to-end cloud-native platform for robot development and deployment, the Kingsoft Cloud Starflow Robot Platform deeply integrates core processes including data collection, storage, annotation, model development, training, deployment, and simulation, building a unified engine for data, models, and simulation. The platform is the first to achieve a full closed-loop workflow for data collection, annotation, and management in the field of Embodied AI data engineering. It can efficiently support core requirements such as industry model training for embodied intelligence and scenario analysis for simulation applications. This enables customers to rapidly complete end-to-end implementation from algorithm R&D to real-scenario deployment, thereby driving intelligent upgrading of the robotics industry.

Targeting large model application developers and enterprise users, the Model API Service of the Kingsoft Cloud Starflow Platform provides highly available, easily integrable model invocation and management capabilities, covering the full lifecycle of model invocation. This service supports high-concurrency inference and multi-model management, enabling users to efficiently access a diverse range of model resources and accelerating the real-world deployment of large model applications. Currently, the Model API Service of the Kingsoft Cloud Starflow Platform has accumulated a large number of enterprise clients across industries.

For more information about product technologies, please refer to the *official website of Kingsoft Cloud* and the *2025 Annual Report of Kingsoft Cloud*.

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Technical Talent Development

In 2025, the Company continued to deepen its talent strategy and prioritized the advancement of the Kingsoft Cloud Wuhan R&D Center. The Company continuously deepened collaboration with local universities in Wuhan, and fully leveraged the support of municipal industrial talent policies. Centered on the three-pronged approach of "external recruitment of top talent, university-Company collaboration, and internal talent relocation", we comprehensively developed the Wuhan Talent Base to attract and select technical R&D professionals, facilitating rapid expansion of our talent team. Currently, the Wuhan R&D Center has become a key talent cultivation base for Kingsoft Cloud, with a total of nearly 1,000 headcounts (including interns and outsourced employees), and technical staff account for as high as 90% of the total.

In terms of external talent recruitment, leveraging the industrial policy advantages of Wuhan Optics Valley, the Company actively builds a cloud computing industry talent pool, attracting outstanding technical talent from Beijing, Shanghai, Guangzhou, Shenzhen, and overseas. In 2025, the number of mid-to-senior talent hires doubled year-over-year. In university-Company collaboration, the Company joined hands with ecosystem partners including Kingsoft and Xiaomi to establish in-depth, multi-dimensional cooperation with institutions such as Wuhan University and Huazhong University of Science and Technology, covering initiatives like cutting-edge AI research and joint talent development, thus building a robust campus talent pipeline. In internal talent relocation, the Company introduced a comprehensive benefit package including housing subsidies for rental and purchase, children's education support, and medical care assistance for employees' parents, guiding core management and technical backbone staff to relocate to Wuhan.

Kingsoft Cloud () **Kingsoft Cloud**

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The "Kingsoft Cloud Star Campus" Talent Development Program

As a key vehicle for the Company's talent strategy, the Kingsoft Cloud Star Campus provides systematic, hands-on technical training for outstanding students from universities across the country. In 2025, the third session of the Kingsoft Cloud Star Campus was held at the New Wuhan Campus with a scale of 100 participants for the first time. Dozens of frontline senior technical experts were invited as instructors, offering training programs that covered mainstream development language tech stacks including C/C++, Java, Python, and Golang. Through the structured curriculum and hands-on projects, 38 on-campus R&D talents were selected in this session, completing a critical proactive talent reserve for the Company's talent pipeline development.

The Kingsoft Cloud Star Campus has become a core component of the talent development network characterized by a "Wuhan Primary Base + National Collaboration" model. The program adopts an innovative model of "Pre-Employment Training + Mutual Selection", which bridges the gap between campus learning and corporate practice. It attracts and nurtures a large number of college students who meet the needs of industry technical positions for product technology R&D and digital roles, while continuously providing versatile technical talent for the development of cloud computing and digital transformation across industries.




Third Session of the Kingsoft Cloud Star Campus

Technology Culture Development

Kingsoft Cloud holds annual hackathon competitions, aiming to, externally, promote the development of the cloud computing industry, and, internally, foster the corporate culture of "building success based on technology and innovation", while nurturing young technical talents. In 2025, the Kingsoft Cloud Fifth Hackathon Competition launched an exclusive track for universities for the first time, attracting active participation from Wuhan University, Huazhong University of Science and Technology, and Wuhan University of Technology. The competition encouraged on-campus students to form teams and tackle challenge-based projects, effectively bridging university talent in Wuhan with the cloud computing industry and motivating them to engage in cutting-edge technology research and innovative practice.



Fifth Hackathon Competition

To build a company-wide inclusive innovation culture, the Technology Committee collaborates with the Human Resources Department to organize multiple sessions of "AI Workshops" and thematic technology salons. These events span all functional teams, including technical R&D, product operations, and beyond. Through interactive activities such as case studies and hands-on exercises, the initiative has enhanced employees' AI technology literacy and application capabilities, fostered a company-wide AI-centric technical culture, gradually establishing a cross-departmental and cross-functional technology communication and collaboration mechanism.

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Data Security and Privacy Protection

Adhering to the principle of "user privacy first and information security first", Kingsoft Cloud continues to refine its information security and privacy protection management system. By doing so, we enhance our risk prevention and control capabilities.

Governance Structure

We strictly comply with the laws and regulations related to data security and privacy protection applicable in the locations where we operate, such as the *Data Security Law of the People's Republic of China*, the *Personal Information Protection Law of the People's Republic of China*, the *Cybersecurity Review Measures* and the *General Data Protection Regulation* (GDPR) of EU. We proactively monitor and identify the impact of evolving policies on information security operations. Building on national and international standards, the Company has established and implemented a systematic data security and privacy protection management system. This year, the Company officially released its internal management policies, including the *Kingsoft Cloud Specifications on Data Security Management* and the *Kingsoft Cloud Management Measures for Data Classification and Grading*. These policies apply to all business lines and cover critical areas such as data security, privacy compliance, access control, and threat detection. Monthly updates are conducted on global legislative, regulatory, and enforcement trends, with in-depth analysis of typical cases to refine data security strategies, ensuring full compliance in operations.

By the end of the reporting period, the Company and its subsidiary, Camelot Employee Scheme Inc.[17], have obtained the ISO 27001 Information Security Management System Certification.



Information Security Management System Certificate

[17] Camelot Employee Scheme Inc., which was acquired in September 2021 by Kingsoft Cloud.

The Company has a Kingsoft Cloud Security and Privacy Committee (hereinafter the "Committee") which consists of members from multiple departments, such as Security Working Group, Privacy Working Group, Algorithm Security Working Group, Internal Control and Audit Working Group, and Regulatory Compliance Working Group. The Company's CEO serves as the Chairman of the Committee, and an independent Data Privacy Officer (DPO) is appointed. The Committee operates directly under the jurisdiction of the Board, overseeing company-wide data security and privacy protection efforts under its supervision and guidance. Our Algorithm Security Working Group focuses on ensuring algorithm security and compliance. To enhance international compliance, regional DPOs have been assigned in some of our overseas operations to supervise local data security and privacy protection.



Security and Privacy Committee Chair
Vice President Responsible for Security
Data Privacy Officer (DPO)
Safety Work Group Leader
Privacy Work Group Leader
Algorithm Work Group Leader
Internal Control and Internal Audit Work Group Leader
Regulatory Compliance Working Group Leader
Security Privacy Committee Member, Committee Secretary

This year, the Security and Privacy Committee held four meetings, with representatives from 15 departments. These meetings focused on discussing data security and privacy protection issues encountered during operations, and proposing targeted solutions to continuously enhance our data security management system.



Data Compliance Briefing



In 2025, the Company regularly distributed the Data Compliance Briefing to management and personnel in data-related departments. These updates kept stakeholders abreast of latest developments and regulatory requirements in data compliance, thereby supporting decision-making in data compliance management.

Data Security Risk Management

Adhering to the philosophy of "proactive defense and continuous improvement", we have established a comprehensive data security risk management system that covers pre-incident prevention, in-process monitoring, and post-incident evaluation to ensure data security.



Pre-incident Prevention: Risk Prevention and Security Readiness

The Company integrates the security-by-design principles into product development. During the new product development phase, the Company holds monthly new product project initiation review meetings to evaluate the risk coefficient of personal information and data security, with targeted compliance recommendations proposed.

Leveraging the Data Protection Impact Assessment (DPIA) mechanism, we conduct regular comprehensive assessments of information systems to standardize data collection, processing, storage, and sharing processes. This proactive approach identifies potential risks at an early stage and minimizes security vulnerabilities. In cases of regulatory changes or significant adjustments to business models, information systems, or operational environments, the DPO leads business departments to re-conduct assessments. The Privacy Working Group reviews and approves assessment reports, providing compliance recommendations and mitigation strategies.

To prevent unauthorized access or data breaches, all office computers are equipped with Data Leakage Prevention (DLP) systems. We also work with third-party professional organizations to conduct regular cybersecurity attacks and defense drills, simulating attacks on Kingsoft Cloud products and assets. These exercises help identify weaknesses in security defenses, and enable the formulation of targeted remediation plans to continuously strengthen our data protection framework.



In-process Monitoring: Real-time Monitoring and Rapid Response

We have established a cybersecurity threat detection system, and formulated the *Detection and Emergency Plan for Cybersecurity Threats*, which defines cybersecurity threats and security incidents, specifies reporting requirements for such incidents, and classifies them by type and severity. It establishes an end-to-end emergency response mechanism covering incident detection, verification, reporting, and resolution. The Company's emergency response team is responsible for collecting security vulnerabilities, issuing timely risk advisories, and effectively allocating resources to address sudden security incidents.

Additionally, we actively gather industry security information, monitor supply chain security vulnerabilities related to products in real-time, and disseminate security advisories to product teams for investigation and remediation, further reducing the likelihood of data-related incidents.



Kingsoft Cloud's Lifecycle Emergency Response Mechanism for Cybersecurity Incidents



Information Security Incident Monitoring
Emergency Support Team
Information Security Joint Task Force (Cloud Service Providers & Cloud Security Monitoring Management)
Leadership Committee
Reporting Phase
Emergency Response Phase
Post-Response Phase
Security Incident
Conducts Investigation & Analysis
Escalation Decision
Incident Reporting
Escalation Decision
Command Decision-Making
Emergency Response
Activate Relevant Emergency Plan
Authorized Case Initiation
Emergency Termination
Business Recovery
Emergency Summary
Reporting

Post-incident Evaluation: Continuous Improvement and Closed-loop Risk Management

Our emergency response team analyzes and summarizes data security incidents, identifies the root causes, and optimizes security management strategies to prevent recurrence.

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Full Lifecycle Security Technology Deployment

Kingsoft Cloud's security management processes follow rigorous standards, and data security and privacy protection are achieved through security measures covering the entire product lifecycle, including product design, development, testing, launch and operation. Leveraging its strong independent security R&D capabilities, Kingsoft Cloud focuses on data protection, develops and adopts world-leading cloud security technologies, and is committed to building a highly reliable, intelligent cloud security protection system and an automated cloud security operation and maintenance system.

In the infrastructure of Kingsoft Cloud, business networks and IDC networks are strictly isolated. Kingsoft Cloud maintains vigorously the isolation between IDC networks and tenant networks by enforcing access control policies on network boundaries. This achieves the complete isolation between overlay networks and underlay networks. To help users build a logically fully isolated, user-controllable dedicated zone, Kingsoft Cloud provides virtual private clouds (VPCs) isolated based on VXLANs, meeting network security needs from multiple dimensions. We also deploy NIDS (Network Intrusion Detection System) at the network layer and HIDS (Host Intrusion Detection System) at the host layer to conduct real-time and comprehensive detection and interception of various network intrusion behaviors. By continuously upgrading and optimizing detection rules and synchronizing the latest security data, we have the ability to promptly detect, handle and intercept new intrusion methods, thus providing all-round protection for data security and users' privacy data.

For more details about security technology deployment, please refer to *Kingsoft Cloud Security White Paper*.

Information Security Audit

We partner with authoritative third-party companies to assess the overall security risks from three aspects: security management, security technology, and security operation. This collaborative approach allows us to identify key areas for enhancing cybersecurity readiness and formulate targeted rectification and optimization plans. As a result, we bolster our security compliance capabilities, reinforce our cybersecurity protection system, and deliver a more secure and stable cloud service environment to our customers.

The Company engages independent third-party auditors to conduct annual external audits. In strict adherence to compliance requirements, the auditors complete the annual assurance of its System and Organization Controls (SOC) and SOX audits. Utilizing diverse verification methods including inquiries, on-site inspections, and document reviews, the audit comprehensively evaluates management capabilities regarding the core processes of the information security management system, technical controls, and data security controls. The assessment focuses on key areas such as internal control effectiveness, data security, system availability, process integrity, information confidentiality, and privacy protection. We promptly develop improvement measures against the issues identified during the audit process. This approach enhances our management capabilities in internal control effectiveness, data security, system availability, process integrity, and protection of confidentiality and privacy.





Kingsoft Cloud

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Co-building the Data Security Ecosystem

Supplier Data Security Governance

Kingsoft Cloud enters into data processing agreements with suppliers that engage in data interactions. These agreements clearly outline the requirements for data security and privacy protection, thereby minimizing the information security risks that may arise due to supplier mismanagement. Suppliers engaging in data processing should pass data compliance assessment of Kingsoft Cloud prior to commencing formal cooperation.



For suppliers that process large volumes of data, we entrust a third-party organization to conduct due diligence. This process focuses on reviewing information security level protection, data compliance operation qualification, privacy policy, and complaint channels. Suppliers are required to sign data processing agreements with us.



For downstream suppliers responsible for asset disposal, Kingsoft Cloud requires certifications such as ISO 27701 Privacy Information Management System (PIMS) and ISO 27001 Information Security Management System (ISMS), and enforces strict controls over the handling of retired IT equipment storage media.

The Company regularly audits the compliance of its suppliers and partners in terms of cybersecurity and privacy protection to ensure that all those maintaining cooperation meet the compliance management requirements. Non-compliant suppliers and partners are immediately suspended from cooperation and required to implement remediation; collaboration may resume only after remediation is completed and verified. In cases of severe violations, Kingsoft Cloud pursues liability in accordance with laws, internal policies, or contractual agreements.

Employee Information Security Awareness Development

The Company has established stringent information security management requirements in accordance with the *Information Security Red Line Policy* to prevent any data leakage. Meanwhile, the Company organizes online and offline training sessions on personal information security awareness for all employees (including outsourced employees and contract workers) on an annual basis, to foster the development of information security culture. In addition, the Company encourages employees to enhance their professional competence and supports them in learning professional courses and obtaining relevant certifications to strengthen their awareness of information security compliance.

In 2025, the Company organized and conducted two company-wide training sessions on information security awareness and one targeted session on data security training. To further enhance training outcomes, the Company has established a Security Training Incentive Mechanism. Teams and individuals with high training completion rates and excellent average assessment scores are awarded team building budgets and individual monetary bonuses, respectively, which has significantly increased employee engagement and motivation.

 ## Data Compliance and Trade Secrets Protection Awareness Month

In 2025, centered around the core philosophy of "AI Compliance: Powering Long-Term Business Success", the Company launched the Data Compliance and Trade Secrets Protection Awareness Month campaign. During the campaign, the Company organized four interactive training sessions, covering topics including access restrictions for sensitive AI content, generative AI content labeling, AI ethics, and AI system vulnerability mitigation. Through diverse engagement channels such as online training, knowledge quizzes, offline interactive experiences, and lucky draws, the Company further strengthened employees' data security awareness and compliance management capabilities.

 

Furthermore, our security team conducts phishing simulation exercises at irregular intervals and provides specialized security awareness training to employees who "take the bait". The Company regularly pushes security knowledge popularization and analyses of topical industry cybersecurity incidents through the collaborative subscription account "Security R&D Center". We also organize interactive information security activities irregularly. Employees can also voluntarily make queries about information security management policies and processes through the "Security Product R&D Center Service Desk", thereby facilitating business compliance and boosting information security.

User Privacy Protection

Kingsoft Cloud is committed to delivering secure products and services while ensuring exceptional user experience. To this end, we have formulated the *Kingsoft Cloud Privacy Policy* and the *Kingsoft Cloud ERN-SDK Privacy Policy*, which cover all of its business lines. These policies strictly define the methods for collecting, using, storing, and deleting users' personal information when providing website-based services, cloud services, or products. They also clarify the users' rights to access, correct, and delete their personal data.

Learn more about our Privacy Policy and Cookie Policy.

We make our user privacy whistleblowing guidelines and whistleblowing channels available on the Company's official website. Users can put forward any questions, comments or suggestions regarding privacy policy or matters related to personal information through multiple channels.



Personal information is retained only for the duration specified by applicable laws or contractual agreements to ensure seamless product and service usage. After the retention period expires, user data will be deleted.



We only collect user information from third parties with user explicit authorization and when mandated by law, and will not gain unauthorized access to any user's business data without prior authorization.



The Company has enhanced the local information deletion process for user account logout.



Users can at any time revoke real-name authentication information or delete their accounts via the Kingsoft Cloud website's account management portal. Upon account cancellation, all associated services, data, and privacy information are permanently and irrecoverably deleted, eliminating security risks that may arise from residual data.

User Privacy Whistleblowing Channels



Console: Create a work order to submit comments and suggestions via Work Order Management

Whistleblowing hotline: 400-1070-808

Whistleblowing e-mail: KC-Privacy@kingsoft.com

Mailing address: Kingsoft Cloud Legal Department, Building D, Xiaomi Science and Technology Park, Qinghe Subdistrict, Haidian District, Beijing

Postal code: 100085

External Recognitions

Kingsoft Cloud has been widely recognized by domestic and international authorities for its data security management capabilities and technology competence. In 2025, Kingsoft Cloud earned two AI-industry awards and secured two new AI-related professional accreditations. These achievements represent official endorsement and high recognition of Kingsoft Cloud's technical strengths and service capabilities in AI from authoritative institutions, effectively boosting the Company's brand influence and market competitive edge in the industry.





北京金山云网络技术有限公司
技术典型实践

北京金山云网络技术有限公司
技术典型实践

AI-Industry Awards





可信安全

可信安全

AI-Related Accreditations

Accreditations		Applicable Country/ Region
ISO 9001	ISO 27018	International
ISO 20000	ISO 27017	International
ISO 22301	CSA STAR	International
Trusted cloud certification		China
Trusted cloud service security certification		China
"Trusted financial cloud solution" competence assessment certification		China
Cybersecurity level protection		China
ITSS cloud computing service competence assessment		China
DPTM		Singapore
MTCS		Singapore

The Company has obtained the Data Protection Trustmark (DPTM) Certification from the Infocomm Media Development Authority (IMDA) of Singapore. This certification assesses an enterprise's practices in consumer data protection in terms of governance and transparency, personal data management, and personal data protection.







KINGSOFT CLOUD PTE. LTD. DATA PROTECTION ASSURED

ISO 27018



ISO 27701



ISO 27001



ISO 27799



ISO 27017



CSA STAR

Intellectual Property Management

Intellectual property (also referred to as IP) safeguards the innovative efforts of business enterprises and represents the core competitiveness that enables Kingsoft Cloud to deliver business growth and cutting-edge cloud services. We strictly comply with China's intellectual property protection laws and regulations, including the *Patent Law of the People's Republic of China*, the *Copyright Law of the People's Republic of China*, the *Trademark Law of the People's Republic of China*, and the *Advertising Law of the People's Republic of China*. Through continued enhancement of our integrated IP management system that centers on patents, copyrights, and trademarks, we stay committed to strengthening the protection of our intellectual property, and make all efforts to ensure every one of our innovations receives the due recognition and protection they deserve and provide the incentive to unleash the boundless potential in our technological innovation.

In 2025, the Company established and refined an intellectual property protection system covering the entire product research and development process:

Pre-launch Phase	Completed trade secret protection and patent application work.
Launch Phase	Conducted risk control screening for product names and copyright management work.
Post-launch Phase	Provided intellectual property infringement response and compliance defense support.

Protection of Proprietary Intellectual Property

We give top priority in the protection of our proprietary intellectual property and continue to enhance the life-cycle management of our intellectual property. The Company has formulated the *Kingsoft Cloud Management Measures for Intellectual Property* to further enhance the restrictions on the delivery of our proprietary IP and source codes, including clarifying the categories of non-deliverable IP and establishing strict approval processes for deliverable IP, to further standardize the creation and delivery of proprietary IP and strengthen the protection of the Company's intangible assets.

For trade secrets for which no IP rights have been applied for or granted, the Company has established a unified management system by implementing the *Kingsoft Cloud Trade Secret Management Measures*. We have strengthened the confidentiality management of critical information and implement classified and graded management for trade secrets including technical data, source codes, and product design documents, enabling the Company to achieve coordinated and unified management of its intellectual property and trade secrets. In addition, we incorporated trade secret protection into our corporate culture handbook, as part of the efforts to further heighten the awareness of our people for safeguarding our business secrets.

The Company has established a strict review mechanism for the protection of its trademarks and brands. Any external use of the trademarks requires the joint review by the Marketing Department, the Capital Market Department and the Legal Department, after which a written authorization letter will be issued. In case of infringement of its IP rights or damage to its brands, the Company will immediately launch its emergency response mechanism to minimize the negative impact of the infringements and effectively safeguard Kingsoft Cloud's IP rights as well as its legitimate rights and interests. The Company upholds a responsible publicity philosophy, strengthens compliance control over publicity content, and implements an end-to-end online management system, enhancing compliance efficiency while ensuring the legality and compliance of publicity activities.

Regarding corporate domain name management, the Company established the *Kingsoft Cloud Domain Name Access Compliance Management Specifications* this year, strengthening compliance control in domain name access, and fortifying the protection of the Company's intangible assets.

Led by the Legal Department and jointly operated with the After-Sales Department, Customer Service Department, and other relevant departments, we have established a coordinated response mechanism for intellectual property matters. This mechanism ensures the timely investigation and emergency response to any intellectual property concerns raised through channels such as whistleblowing mailbox and privacy mailbox, with the aim of mitigating intellectual property compliance risks to the greatest extent.



Emergency Response Mechanism



Ask

The Legal Department learns about the information of the issues upon communication and verification with relevant departments, and figures out the response mechanism quickly



Fix

The Legal Department leads the work of handling infringement issues via consultation, response and communication; in case of special circumstances, the Legal Department updates investment departments and the management on circumstance details, and proposes the adoption of the company-level response mechanism



Report

The relevant departments inform other parties involved (if any) of handling results. The Legal Department takes supplementary measures together with the Public Relations Department if required, such as information disclosure via media for maintaining sound public relations, and reassurance among investors

Kingsoft Cloud continues to upgrade its intellectual property management system and databases. By leveraging both our proprietary databases and the public resource pools, we conduct regular patent monitoring and data analyses, ensuring comprehensive protection of Kingsoft Cloud's proprietary intellectual property. In this year, the Company introduced AI tools that utilize AI-based indexing and monitoring capabilities to automatically tag the target intellectual property rights such as patent documents and technical materials, within a specific time frame. This supports the patent analysis and monitoring requirements of our product lines, and delivers tailored monitoring and analysis reports, improving operational efficiency, while strengthening the Company's awareness of technical innovation and industry trends. Furthermore, the Company has established a dynamic intellectual property monitoring partnership with law firms and patent agencies, enhancing industry insight through coordinated internal and external collaboration.

Prevention of Intellectual Property Rights Infringements

While protecting our own IP rights, we respect and protect the IP rights of others. From time to time, the Company monitors the latest patent applications and technical papers in the patent databases around the globe and in the Internet domain in light of changes in its product lines and the characteristics of relevant technologies, assesses their potential impact on the technical development of the Company and minimizes the Company's exposure to IP infringements. In 2025, the Company prioritized artificial intelligence (AI) technology application scenarios and issued standardized documents such as the *Employee AI Risk-Avoidance Guide* to all employees. These efforts ensure the Company's intellectual property compliance management remains aligned with AI development trends and enhance employees' awareness of intellectual property risk prevention and control in the use of AI technologies.

To prevent infringement of the IP rights of third parties, the Company has issued the *Kingsoft Cloud Compliance Management Rules for Software* to clarify the application processes for the procurement and use of daily and special software products and promote the legitimate use of copyrighted software. We incorporate the core granted patents into our core patent package, and make strategic preparations of documents and materials for similar patents in the industry, to stay prepared for potential patent infringement lawsuits and prevent our patents from being invalidated. In case of infringement claims, the infringement emergency response team formed by the Legal Department and relevant departments will immediately carry out infringement response activities in accordance with the company-level response mechanism, and address the relevant issues in accordance with the applicable laws and regulations.

 **Outbound Email Content Screening Group**

This group is responsible for mitigating all risks relating to outbound promotion materials, official website contents, participation in large events, including the infringement risk, risk of secret leaks, legal risk of advertisements and publications, and risk associated with the release of sensitive information.

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In recent years, Kingsoft Cloud has been widely recognized for its IP management and protection.



Winner of the "IAM Global Top 300 IP Strategists" hosted by the renowned international IP media IAM in 2025











In-house Innovation Awards
企业创新管理奖
北京金山云网络技术有限公司

CHINA BUSINESS LAW JOURNAL
In-House Impact Awards
法务杰出贡献大奖
2025

Won the "In-house Impact Award – In-house Innovation Awards" by China Business Law Journal











Asian Legal Business
Thomson Reuters
ALB HYLANDS

Tian Bo 田博

The Head of the Legal Department was included in the "General Counsel Profiles" by Asian Legal Business (ALB), a prominent legal media outlet under Thomson Reuters.



In this year, Kingsoft Cloud received 210 granted patents and completed the copyright registration of 43 computer software products. By the end of 2025, we owned a cumulative total of 1,512 granted patents globally, including 1,376 invention patents, 135 design patents and 1 utility model patent, and had completed copyright registrations for a cumulative total of 907 computer software products.







Kingsoft Cloud received **210** granted patents

We owned a cumulative total of **1,512** granted patents globally

Had completed copyright registrations for a cumulative total of **907** computer software products

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Promotion and Education of Intellectual Property Protection

In 2025, the Company conducted IP-related education activities through multiple forms including special campaigns and a thematic awareness month, covering key areas such as data compliance and trade secret protection.



World Intellectual Property Day – Special Campaign on Intellectual Property Rights



In this year, under the theme "Forging ahead with technology and innovation, and safeguarding the journey through IP Protection", Kingsoft Cloud launched a special intellectual property rights campaign for all employees. During the campaign, the Company organized specialized online training on patent drafting, and attracted 105 participants. Innovative formats such as online quizzes and entertaining short educational videos were introduced, with 595 employees completing the video series and 997 participations in knowledge quizzes. Engagement among R&D and product line staff reached 65.8%. A total of 102 employees joined the Company's intellectual property community as a result of the campaign.

Furthermore, offline promotional activities were carried out jointly across the Beijing and Wuhan campuses, resulting in the submission of 68 technical disclosure documents and covering core business segments such as Smart Computing Cloud, Basic Cloud, Edge Cloud, Public Service & Enterprise Solutions, and Industry Cloud. The campaign demonstrated the Company's emphasis on technological innovation and IP protection, effectively reinforcing a company-wide commitment to building success based on technology and innovation. It also helped employees deepen their understanding of IP rights, including patents, trademarks, and copyrights, significantly raised awareness of IP protection, and contributed to reducing the Company's IP compliance risks.

Intellectual Property Cooperation

Kingsoft Cloud actively engages in IP cooperation and is committed to creating a favorable innovation ecology in the industry. In its role as the chairman unit of the Internet Intellectual Property Opening and Cooperation Alliance, the Company leads other alliance members in collaborative efforts in relation to intellectual property, including IP operation and licensing, industrial technological development and research on patent layout, and simultaneously builds joint defense and risk response mechanisms for overseas intellectual property protection. As part of its ongoing endeavor to advance IP value creation and management, the Company continues to strengthen collaborations with IP management firms to enhance utilization efficiency of IP assets and its capabilities to turn patents into profits.

In this year, the Company further deepened its collaboration with relevant institutions and universities, receiving the "2024 Exemplary Case in Intellectual Property Development (Management Category)" award from the Beijing Intellectual Property Protection Association. The Company was invited to attend the 14th China Intellectual Property Annual Conference (CIPAC) hosted by the China National Intellectual Property Administration, where we shared our intellectual property management practices and exemplary cases. The Company also hosted the 2025 (8th) EU-China Conference on Internet Intellectual Property Protection and Innovation, which received high acclaim from domestic and international stakeholders.







荣誉证书
北京金山云网络技术有限公司：
2024年度知识产权管理类典型案例
特发此证，以资鼓励。
2024 Exemplary Case in Intellectual Property Development (Management Category)

变局时代 企业知识产权的
现实困境与破解路径
CIPAC
Attended the 14th China Intellectual Property Annual Conference (CIPAC)



University-Enterprise Collaboration



In 2025, Kingsoft Cloud further deepened its university-enterprise collaboration mechanism by establishing a strategic partnership with the Beijing Municipal Intellectual Property Office, and was appointed as an "Intellectual Property Employment Mentor for Beijing Universities". The Company formed a team of intellectual property experts to participate in the development of a specialized training system. During career planning workshops on intellectual property held at universities such as Tsinghua University and Beihang University, the team systematically delivered practical industry knowledge and career development pathways, providing structured support for cultivating and reserving interdisciplinary talent in the field of intellectual property.



Appendix

Index to the ESG Reporting Code of the HKEX

Mandatory Disclosure Requirements	Chapter
Governance Structure	
A statement from the board containing the following elements: (i) a disclosure of the board's oversight of ESG issues; (ii) the board's ESG management approach and strategy, including the process used to evaluate, prioritize and manage material ESG-related issues (including risks to the issuer's businesses); and (iii) how the board reviews progress made against ESG-related goals and targets with an explanation of how they relate to the issuer's businesses.	ESG Governance Statement of the Board
Reporting Principles	
A description of, or an explanation on, the application of the following Reporting Principles in the preparation of the ESG report: Materiality: The ESG report should disclose: (i) the process to identify and the criteria for the selection of material ESG factors; (ii) if a stakeholder engagement is conducted, a description of significant stakeholders identified, and the process and results of the issuer's stakeholder engagement. Quantitative: Information on the standards, methodologies, assumptions and/or calculation tools used, and source of conversion factors used, for the reporting of emissions/energy consumption (where applicable) should be disclosed. Consistency: The issuer should disclose in the ESG report any changes to the methods or KPIs used, or any other relevant factors affecting a meaningful comparison.	About the Report
Reporting Boundary	
A narrative explaining the reporting boundaries of the ESG report and describing the process used to identify which entities or operations are included in the ESG report. If there is a change in the scope, the issuer should explain the difference and reason for the change.	About the Report

"Comply or explain" Provisions		Chapter
A Environmental		
A1: Emissions		
General Disclosure	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to air emissions, discharges into water and land, and generation of hazardous and non-hazardous waste.	Unified Eco-Creation Environmental Protection
KPI A1.1	The types of emissions and respective emissions data.	Unified Eco-Creation Environmental Statistics
KPI A1.3	Total hazardous waste produced (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility).	Unified Eco-Creation Environmental Statistics
KPI A1.4	Total non-hazardous waste produced (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility).	Unified Eco-Creation Environmental Statistics
KPI A1.5	Description of emission target(s) set and steps taken to achieve them.	Unified Eco-Creation Environmental Protection Addressing Climate Change
KPI A1.6	Description of how hazardous and non-hazardous wastes are handled, and a description of reduction target(s) set and steps taken to achieve them.	Unified Eco-Creation Environmental Protection


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"Comply or explain" Provisions		Chapter
A2：Use of Resources		
General Disclosure	Policies on the efficient use of resources, including energy, water and other raw materials.	Unified Eco-Creation Environmental Protection
KPI A2.1	Direct and/or indirect energy consumption by type (e.g. electricity, gas or oil) in total (kWh in '000s) and intensity (e.g. per unit of production volume, per facility).	Unified Eco-Creation Environmental Statistics
KPI A2.2	Water consumption in total and intensity (e.g. per unit of production volume, per facility).	Unified Eco-Creation Environmental Statistics
KPI A2.3	Description of energy use efficiency target(s) set and steps taken to achieve them.	Unified Eco-Creation Environmental Protection
KPI A2.4	Description of whether there is any issue in sourcing water that is fit for purpose, water efficiency target(s) set and steps taken to achieve them.	Unified Eco-Creation Environmental Protection
KPI A2.5	Total packaging material used for finished products (in tonnes) and, if applicable, with reference to per unit produced.	Our operations do not involve the production of physical products, and KPI A2.5 is not applicable
A3：The Environment and Natural Resources		
General Disclosure	Policies on minimizing the issuer's significant impacts on the environment and natural resources.	Unified Eco-Creation Environmental Protection Addressing Climate Change
KPI A3.1	Description of the significant impacts of activities on the environment and natural resources and the actions taken to manage them.	
B Social		
Employment and Labor Practices		
B1：Employment		

"Comply or explain" Provisions		Chapter
General Disclosure	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to compensation and dismissal, recruitment and promotion, working hours, rest periods, equal opportunity, diversity, anti-discrimination, and other benefits and welfare.	Labor Cultivating Creating a Happy Workplace Supporting Employee Development
KPI B1.1	Total workforce by gender, employment type (for example, full- or part-time), age group and geographical region.	Labor Cultivating Human Resources Statistics
KPI B1.2	Employee turnover rate by gender, age group and geographical region.	Labor Cultivating Human Resources Statistics
B2：Health and Safety		
General Disclosure	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to providing a safe working environment and protecting employees from occupational hazards.	Labor Cultivating Creating a Happy Workplace
KPI B2.1	Number and rate of work-related fatalities occurred in each of the past three years including the reporting year.	Labor Cultivating Human Resources Statistics
KPI B2.2	Lost days due to work injury.	Labor Cultivating Human Resources Statistics
KPI B2.3	Description of occupational health and safety measures adopted, and how they are implemented and monitored.	Labor Cultivating Creating a Happy Workplace
B3：Development and Training		


"Comply or explain" Provisions		Chapter
General Disclosure	Policies on improving employees' knowledge and skills for discharging duties at work. Description of training activities.	Labor Cultivating Supporting Employee Development
KPI B3.1	The percentage of employees trained by gender and employee category (e.g. senior management, middle management).	Labor Cultivating Human Resources Statistics
KPI B3.2	The average training hours completed per employee by gender and employee category.	Labor Cultivating Human Resources Statistics

B4：Labor Standards

General Disclosure	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to preventing child and forced labor.	Labor Cultivating Creating a Happy Workplace
KPI B4.1	Description of measures to review employment practices to avoid child and forced labor.	
KPI B4.2	Description of steps taken to eliminate such practices when discovered.	

Operating Practices

B5：Supply Chain Management

General Disclosure	Policies on managing environmental and social risks of the supply chain.	Operational Excellence Supplier Lifecycle Management Responsible Procurement Supply Chain Capacity Building
KPI B5.1	Number of suppliers by geographical region.	Operational Excellence Supplier Lifecycle Management

"Comply or explain" Provisions		Chapter
KPI B5.2	Description of practices relating to engaging suppliers, number of suppliers where the practices are being implemented, and how they are implemented and monitored.	Operational Excellence Supplier Lifecycle Management
KPI B5.3	Description of practices used to identify environmental and social risks along the supply chain, and how they are implemented and monitored.	Operational Excellence Supplier Lifecycle Management
KPI B5.4	Description of practices used to promote environmentally preferable products and services when selecting suppliers, and how they are implemented and monitored.	Operational Excellence Responsible Procurement

B6：Product Responsibility

General Disclosure	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to health and safety, advertising, labelling and privacy matters relating to products and services provided and methods of redress.	Operational Excellence Product and Service Excellence Digital Innovation Intellectual Property Management Data Security and Privacy Protection
KPI B6.1	Percentage of total products sold or shipped subject to recalls for safety and health reasons.	Our operations do not involve the production of physical products, and KPI B6.1 is not applicable
KPI B6.2	Number of products and service related complaints received and how they are dealt with.	Operational Excellence Product and Service Excellence
KPI B6.3	Description of practices relating to observing and protecting intellectual property rights.	Digital Innovation Intellectual Property Management
KPI B6.4	Description of quality assurance process and recall procedures.	Operational Excellence Product and Service Excellence


"Comply or explain" Provisions		Chapter
KPI B6.5	Description of consumer data protection and privacy policies, and how they are implemented and monitored.	Digital Innovation 　Data Security and Privacy Protection
B7：Anti-corruption		
General Disclosure	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to bribery, extortion, fraud and money laundering.	Corporate Governance 　Integrity
KPI B7.1	Number of concluded legal cases regarding corrupt practices brought against the issuer or its employees during the reporting period and the outcomes of the cases.	
KPI B7.2	Description of preventive measures and whistle-blowing procedures, and how they are implemented and monitored.	
KPI B7.3	Description of anti-corruption training provided to directors and staff.	

"Comply or explain" Provisions		Chapter
Community		
B8：Community Investment		
General Disclosure	Policies on community engagement to understand the needs of the communities where the issuer operates and to ensure its activities take into consideration the communities' interests.	Unified Eco-Creation 　Community Investment
KPI B8.1	Focus areas of contribution (e.g. education, environmental concerns, labor needs, health, culture, sport).	
KPI B8.2	Resources contributed (e.g. money or time) to the focus area.	

Climate-related Disclosure			Chapter
Governance	Governance	19. An issuer shall disclose information about: (a) the governance body(s) (which can include a board, committee or equivalent body charged with governance) or individuals responsible for oversight of climate-related risks and opportunities; (b) management's role in the governance processes, controls and procedures used to monitor, manage and oversee climate-related risks and opportunities.	Corporate Governance 　ESG Governance Addressing Climate Change 　Climate Governance
Strategy	Climate-related risks and opportunities	20. An issuer shall disclose information to enable an understanding of climate-related risks and opportunities that could reasonably be expected to affect the issuer's cash flows, its access to finance or cost of capital over the short, medium or long term. Specifically, the issuer shall: (a) describe climate-related risks and opportunities that could reasonably be expected to affect the issuer's cash flows, its access to finance or cost of capital over the short, medium or long term; (b) explain, for each climate-related risk the issuer has identified, whether the issuer considers the risk to be a climate-related physical risk or climate-related transition risk; (c) specify, for each climate-related risk and opportunity the issuer has identified, over which time horizons – short, medium or long term – the effects of each climate-related risk and opportunity could reasonably be expected to occur; and (d) explain how the issuer defines 'short term', 'medium term' and 'long term' and how these definitions are linked to the planning horizons used by the issuer for strategic decision-making.	Addressing Climate Change 　Climate Strategy
	Business model and value chain	21. An issuer shall disclose information that enables an understanding of the current and anticipated effects of climate-related risks and opportunities on the issuer's business model and value chain. Specifically, the issuer shall disclose: (a) a description of the current and anticipated effects of climate-related risks and opportunities on the issuer's business model and value chain; and (b) a description of where in the issuer's business model and value chain climate- related risks and opportunities are concentrated (for example, geographical areas, facilities and types of assets)	Addressing Climate Change 　Climate Strategy
	Strategy and decision-making	22. An issuer shall disclose information that enables an understanding of the effects of climate-related risks and opportunities on its strategy and decision-making. Specifically, the issuer shall disclose: (a) information about how the issuer has responded to, and plans to respond to, climate-related risks and opportunities in its strategy and decision-making, including how the issuer plans to achieve any climate-related targets it has set and any targets it is required to meet by law or regulation; (b) information about how the issuer is resourcing, and plans to resource, the activities disclosed in accordance with paragraph 22(a).	Addressing Climate Change 　Climate Strategy
		23. An issuer shall disclose information about the progress of plans disclosed in previous reporting periods in accordance with paragraph 22(a).	Addressing Climate Change 　Climate Strategy
	Financial position, financial performance and cash flows	Current financial effect 24. An issuer shall disclose qualitative and quantitative information about: (a) how climate-related risks and opportunities have affected its financial position, financial performance and cash flows for the reporting period; and (b) the climate-related risks and opportunities identified in paragraph 24(a) for which there is a significant risk of a material adjustment within the next annual reporting period to the carrying amounts of assets and liabilities reported in the related financial statements.	Addressing Climate Change 　Climate Strategy The Company is unable to isolate the impacts of climate-related risks and opportunities from other market factors. There is high uncertainty in the relevant measurement methods, and the quantitative information lacks reliable reference value. Therefore, no quantitative data on related financial impacts is provided in this period.



Climate-related Disclosure			Chapter
Strategy	Financial position, financial performance and cash flows	Anticipated financial effect 25. The issuer shall provide qualitative and quantitative disclosures about: (a) how the issuer expects its financial position to change over the short, medium and long term, given its strategy to manage climate-related risks and opportunities, taking into consideration: (i) its investment and disposal plans; and (ii) its planned sources of funding to implement its strategy; and (b) how the issuer expects its financial performance and cash flows to change over the short, medium and long term, given its strategy to manage climate-related risks and opportunities.	Addressing Climate Change Climate Strategy Due to the immaturity of existing skills, capabilities and resources, the expected financial impact has not been quantified at this stage.
	Climate resilience	26. An issuer shall disclose information that enables an understanding of the resilience of the issuer's strategy and business model to climate-related changes, developments and uncertainties, taking into consideration the issuer's identified climate-related risks and opportunities. An issuer shall use climate-related scenario analysis to assess its climate resilience using an approach that is commensurate with an issuer's circumstances. In providing quantitative information, the issuer may disclose a single amount or a range. Specifically, the issuer shall disclose: (a) the issuer's assessment of its climate resilience as at the reporting date; (b) how and when the climate-related scenario analysis was carried out.	Addressing Climate Change Climate Strategy
Risk Management	Risk Management	27. An issuer shall disclose information about: (a) the processes and related policies it used to identify, assess, prioritise and monitor climate-related risks; (b) the processes the issuer uses to identify, assess, prioritise and monitor climate- related opportunities (including information about whether and how the issuer uses climate-related scenario analysis to inform its identification of climate-related opportunities); and (c) the extent to which, and how, the processes for identifying, assessing, prioritising and monitoring climate-related risks and opportunities are integrated into and inform the issuer's overall risk management process.	Addressing Climate Change Climate Risk Management
Metrics and Targets	Greenhouse gas emissions	28. An issuer shall disclose its absolute gross greenhouse gas emissions generated during the reporting period, expressed as metric tons of CO_2 equivalent, classified as: (a) Scope 1 greenhouse gas emissions; (b) Scope 2 greenhouse gas emissions; and (c) Scope 3 greenhouse gas emissions.	Addressing Climate Change Metrics and Targets



About the Report   Chairman's Message   About Kingsoft Cloud   Corporate Governance   Labor Cultivating   Operational Excellence   Unified Eco-Creation   Digital Innovation   **Appendix**   85

Climate-related Disclosure			Chapter
Metrics and Targets	Greenhouse gas emissions	29. An issuer shall: (a) measure its greenhouse gas emissions in accordance with the Greenhouse Gas Protocol: A Corporate Accounting and Reporting Standard (2004) unless required by a jurisdictional authority or another exchange on which the issuer is listed to use a different method for measuring greenhouse gas emissions; (b) disclose the approach it uses to measure its greenhouse gas emissions; (c) for Scope 2 greenhouse gas emissions disclosed in accordance with paragraph 28(b), disclose its location-based Scope 2 greenhouse gas emissions, and provide information about any contractual instruments that is necessary to enable an understanding of the issuer's Scope 2 greenhouse gas emissions; and (d) for Scope 3 greenhouse gas emissions disclosed in accordance with paragraph 28(c), disclose the categories included within the issuer's measure of Scope 3 greenhouse gas emissions, in accordance with the Scope 3 categories described in the Greenhouse Gas Protocol Corporate Value Chain (Scope 3) Accounting and Reporting Standard (2011).	Addressing Climate Change Metrics and Targets
	Climate-related transition risks	30. An issuer shall disclose the amount and percentage of assets or business activities vulnerable to climate-related transition risks.	Addressing Climate Change Climate Strategy
	Climate-related physical risks	31. An issuer shall disclose the amount and percentage of assets or business activities vulnerable to climate-related physical risks.	Addressing Climate Change Climate Strategy
	Climate-related opportunities	32. An issuer shall disclose the amount and percentage of assets or business activities aligned with climate-related opportunities.	Given the competitiveness of the relevant market and the forward-looking and commercially sensitive nature of the information involved, we are unable to provide a quantitative estimate of the expected financial impact at this stage.
	Capital deployment	33. An issuer shall disclose the amount of capital expenditure, financing or investment deployed towards climate-related risks and opportunities.	The Company has currently procured energy-efficient equipment such as high-efficiency server racks, but has not established separate tags or accounts in its financial system to track and aggregate related data. The Company is gradually developing a mechanism for identifying and collecting such information, and will promote comprehensive disclosure after the system is optimized.
	Internal carbon prices	34. An issuer shall disclose: (a) an explanation of whether and how the issuer is applying a carbon price in decision- making (for example, investment decisions, transfer pricing, and scenario analysis); and (b) the price of each metric tonne of greenhouse gas emissions the issuer uses to assess the costs of its greenhouse gas emissions; or an appropriate negative statement that the issuer does not apply a carbon price in decision-making.	The Company has not yet applied carbon price in its decision-making processes.
	Remuneration	35. An issuer shall disclose whether and how climate-related considerations are factored into remuneration policy, or an appropriate negative statement.	Corporate Governance ESG Governance



About the Report   Chairman's Message   About Kingsoft Cloud   Corporate Governance   Labor Cultivating   Operational Excellence   Unified Eco-Creation   Digital Innovation   **Appendix**   86

Climate-related Disclosure			Chapter
Metrics and Targets	Industry-based metrics	36. An issuer is encouraged to disclose industry-based metrics that are associated with one or more particular business models, activities or other common features that characterise participation in an industry.	The Company does not have specific industry-based metrics at present.
	Climate-related targets	37. An issuer shall disclose (a) the qualitative and quantitative climate-related targets the issuer has set to monitor progress towards achieving its strategic goals; and (b) any targets the issuer is required to meet by law or regulation, including any greenhouse gas emissions targets. For each target, the issuer shall disclose: (a) the metric used to set the target; (b) the objective of the target (for example, mitigation, adaptation or conformance with science-based initiatives); (c) the part of the issuer to which the target applies (for example, whether the target applies to the issuer in its entirety or only a part of the issuer, such as a specific business unit or geographic region); (d) the period over which the target applies; (e) the base period from which progress is measured; (f) milestones or interim targets (if any); (g) if the target is quantitative, whether the target is an absolute target or an intensity target; and (h) how the latest international agreement on climate change, including jurisdictional commitments that arise from that agreement, has informed the target.	Addressing Climate Change 　Metrics and Targets
		38. An issuer shall disclose information about its approach to setting and reviewing each target, and how it monitors progress against each target, including: (a) whether the target and the methodology for setting the target has been validated by a third party; (b) the issuer's processes for reviewing the target; (c) the metrics used to monitor progress towards reaching the target; and (d) any revisions to the target and an explanation for those revisions.	Addressing Climate Change 　Metrics and Targets The target has not yet been subject to third-party verification.
		39. An issuer shall disclose information about its performance against each climate-related target and an analysis of trends or changes in the issuer's performance.	Addressing Climate Change 　Metrics and Targets
		40. For each greenhouse gas emissions target disclosed in accordance with paragraphs 37 to 39, an issuer shall disclose: (a) which greenhouse gases are covered by the target; (b) whether Scope 1, Scope 2 or Scope 3 greenhouse gas emissions are covered by the target; (c) whether the target is a gross greenhouse gas emissions target or a net greenhouse gas emissions target. If the issuer discloses a net greenhouse gas emissions target, the issuer is also required to separately disclose its associated gross greenhouse gas emissions target; (d) whether the target was derived using a sectoral decarbonisation approach; and (e) the issuer's planned use of carbon credits to offset greenhouse gas emissions to achieve any net greenhouse gas emissions target.	Addressing Climate Change 　Metrics and Targets The Company has not adopted a sectoral decarbonization approach to set greenhouse gas emission targets, and currently has no plans to use carbon credits to offset greenhouse gas emissions for the purpose of achieving any net greenhouse gas emission targets.



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Postal code: 100085

Email: ksc-ir@kingsoft.com